UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – General
2.	Media Release – New Telecom Board
3.	Chairman’s letter
4.	Short form booklet
5.	Notice of Meeting
6.	Proxy Form
7.	Demerger Roadshow presentation
8.	Telecom Roadshow presentation
9.	New Chorus Roadshow presentation
10.	Roadshow invitation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

13 September, 2011

Telecom publishes demerger shareholder information

Telecom has today published the demerger scheme booklet in order to provide shareholders with the necessary information to allow them to vote on the demerger proposal, as well as a wide range of other documents.

Telecom will be holding separate investor and media briefings today. Dial in details are below.

Telecom proposes to separate its fixed line access infrastructure business, Chorus, to enable Chorus to take a leading role in the Ultra-fast Broadband (UFB) initiative. Following the demerger, “New Chorus” will be a stand-alone, separately listed company, and it will be the Crown’s partner for approximately 70% of the UFB initiative.

The proposal will be put to shareholder vote at Telecom’s annual meeting on Wednesday 26 October 2011, with all proxies required to have been received by Computershare by 10am NZ time on Tuesday 25 October.

If approved, and provided certain other conditions are met, Telecom expects to demerge Chorus by 30 November 2011.

The documentation also includes a detailed report prepared by investment and advisory group Grant Samuel, which provides an independent assessment of the proposal.

“The Telecom Board believes that the demerger will maximise long term value for Telecom shareholders,” said Paul Reynolds, Telecom CEO. “It allows Chorus to take a leading role in the Government-led fibre initiative, aligns the interests of Chorus with the Government’s UFB objectives, and avoids Telecom competing with Government-backed fibre competition if Telecom is not a partner in the UFB Initiative.

“Not only this, but the demerger presents the opportunity for New Zealand to move to the very forefront of global telecommunications.

“Telecom will be the first comparable incumbent telecommunications company in the world to fully-separate its fixed line access network business, a move that will enable the introduction of a much improved regulatory environment.

“As well as delivering world class infrastructure, we believe this is an efficient and effective solution that delivers the right outcome for all stakeholders, as well as a sustainable industry structure.

“We firmly believe that this proposal is in the best interests of shareholders, the telecommunications industry as a whole, and for New Zealand.”

“We encourage shareholders to read carefully the extensive information we will be sending them, and cast their votes on this very important resolution,” he said.

The documents published include:

•	A letter from Chairman Wayne Boyd, inviting shareholders to the annual meeting and outlining the resolutions that they will be voting on

•	The notice of meeting and associated voting forms for the annual meeting

•	The demerger scheme booklet, which provides shareholders with all the necessary information to allow them to vote on the proposal

•	A presentation that outlines the proposed demerger

•	Notice of meeting and other information relevant to Telebond holders and other holders of Stock issued by TCNZ Finance Limited.

•	An invitation to shareholders to road show presentations across New Zealand

ENDS

Conference call information:

Investor and analyst conference call - 11am NZ time

Please dial into the teleconference 5 minutes before the start of the presentation.

Country	Dial In
New Zealand	0800 440 246
Australia	1800 730 235
USA	1 877 941 1427
Hong Kong	800 908 530
Singapore	800 616 3007
Japan	00531 252 004
UK	0800 358 5267

Media conference call - 1pm NZ time

Please dial into the teleconference 5 minutes before the start of the presentation.

Country	Dial In
New Zealand	0800 440 246
Australia	1800 730 050

For media enquiries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564

Mark Watts

Head of External Media

+64 (0)27 250 4018

For investor enquiries, please contact:

Mark Laing

GM Capital Markets

+64 (0)27 227 5890

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438

MEDIA RELEASE

13 September, 2011

Telecom announces proposed changes to board and Chairman

Telecom has today announced the changes that will occur to its board if the proposed demerger is approved, including a new independent Chairman.

The information was released as part of the demerger scheme booklet published today, which provides shareholders with the information to enable them to vote on the demerger proposal.

Should the demerger proceed, professional director and former corporate lawyer Mark Verbiest will succeed Wayne Boyd as Telecom Chairman from the date of the demerger. Mr Boyd indicated last year that he would step down once the demerger transaction is concluded.

Mr Verbiest is also the Chairman of Transpower, along with being a director of other companies, including listed companies AMP NZ Office Limited and Freightways Limited.

In addition, he is a member of the board of Trustees of the Government Superannuation Fund Authority, and is a board member of the Financial Markets Authority.

“The board believes that Mark Verbiest is the right man to lead the stewardship of the interests of shareholders as Telecom addresses the opportunities and challenges after a demerger,” said Wayne Boyd, Telecom Chairman.

“He has a solid background in telecommunications and corporate governance, combining institutional knowledge with significant experience gained across a wide range of sectors, including the private sector, Government bodies, and SOEs.”

Between 2000 and 2008 Mr Verbiest was a member of Telecom’s senior executive team, as General Counsel. Prior to that, he was a senior partner at Simpson Grierson, specialising in mergers and acquisitions and securities, competition and utilities-related law.

Other board changes

Subject to the demerger proceeding, from the date of the demerger Wayne Boyd and Ron Spithill will step down from Telecom’s board, while Murray Horn and Kevin Roberts will stand for re-election at the Annual Meeting. In addition, Sue Sheldon will step down upon demerger in order to take up her role as Chairman of Chorus. Paul Reynolds will remain on the Telecom board.

In addition to Mark Verbiest, the board also proposes the following new Directors:

•	Charles Sitch

•	Justine Smyth

•	Maury Leyland

•	Paul Berriman

“I believe this will be a very strong, diverse, and highly skilled board,” said Wayne Boyd. “It provides the right balance of governance, strategy, understanding of technology and an exceptional depth and breadth of experience both in New Zealand and overseas.”

“I would also like to thank Ron and Sue for their outstanding contributions as Telecom board members, through a time of unprecedented change.”

ENDS

NEW DIRECTORS

Mark Verbiest:

Mark Verbiest is Chairman of Transpower New Zealand Limited and Willis Bond Capital Partners Limited, a director of AMP NZ Office Limited, Freightways Limited, Southern Cross Medical Care Society, a member of the board of trustees of the Southern Cross Healthcare Trust, Government Superannuation Fund Authority, a board member of the Financial Markets Authority and consultant to law firm Simpson Grierson. He was a member of Telecom’s senior executive team from late 2000 through to June 2008 and, prior to 2000, a senior partner in Simpson Grierson specialising in mergers and acquisitions and securities, competition and utilities-related law.

Charles Sitch:

Charles Sitch retired from the international management consulting firm, McKinsey & Company, in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and Boards on strategy and operations turnarounds. His practice has been focused on telecommunications, consumer services, retail, banking, travel and entertainment. He is an advisory director of Bkk Investment Bank and since 2006 has been involved in various new business ventures. Charles holds a MBA from Columbia Business School and a LLB, BCom from Melbourne University.

Justine Smyth:

Justine Smyth is Deputy Chair of NZ Post Limited, Chair of The New Zealand Breast Cancer Foundation and a board member of the newly formed Financial Markets Authority. She is also owner and executive director of Lingerie Brands Limited. Justine chairs the Finance, Audit, Investment & Risk sub-committee of NZ Post Limited and her background includes Group Finance Director of Lion Nathan Limited and Partner of Deloitte. She has experience in governance, mergers & acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

Maury Leyland:

Maury Leyland is a director at Transpower. She has been a senior executive at Fonterra since 2005 and is currently leading the market build of Fonterra’s new shareholders’ market. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to that, she spent 9 years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. She was a member of both the design and sailing team for Team New Zealand during the successful 1995 America’s Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland.

Paul Berriman:

Paul Berriman has been Chief Technology Officer of PCCW since May 2007, Hong Kong’s largest telecommunications company, leading the Group’s product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002 as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the UK, and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, a member of Intel’s Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He is a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator, OFTA’s Technical Standards Advisory Committee for over 12 years.

ENDS

Contact:

Mark Watts,

0272 504 018

or

Ian Bonnar,

027 215 7564

13 September 2011

Dear Shareholder

On behalf of the Board of Directors, I am pleased to invite you to the 2011 annual meeting of Telecom Corporation of New Zealand Limited which is to be held on Wednesday 26 October at 10:00am (New Zealand time) in New Zealand Rooms 1 & 2 at the SkyCity Auckland Convention Centre, 88 Federal Street, Auckland.

At the annual meeting I will comment briefly on Telecom’s performance during the year to 30 June 2011 and shareholders will be invited to approve the demerger of Chorus Limited. The demerger will be a very significant event for Telecom. I therefore urge you to carefully read and consider the demerger Scheme Booklet enclosed with this letter which sets out information in relation to the proposed demerger.

Dr Murray Horn and Mr Kevin Roberts are retiring and standing for re-election at the annual meeting. Shareholders will be asked to vote on their re-election as directors. The board unanimously supports their re-election. You can read about Dr Murray Horn’s and Mr Kevin Robert’s backgrounds in the explanatory notes to the notice of annual meeting attached to this letter.

At the meeting shareholders will also be asked to authorise the directors to fix the auditors’ remuneration.

The board is recommending that you:

Vote in favour of the demerger resolution;

Vote in favour of the resolution to re-elect Dr Murray Horn as a Director;

Vote in favour of the resolution to re-elect Mr Kevin Roberts as a Director; and

Vote in favour of the resolution to authorise the directors to fix the remuneration of the auditors.

Telecom is inviting shareholders to submit questions prior to the annual meeting by completing the enclosed form ‘Questions from Shareholders’. Please return this form by post or fax following the instructions on the form. Alternatively, you may email your questions to telecomboard@telecom.co.nz. We will attempt to address at the annual meeting as many of the more frequently asked questions we receive as practically possible. Shareholders present at the annual meeting will also have the opportunity to ask questions during the meeting.

If you cannot attend the annual meeting I encourage you to complete and lodge the enclosed proxy form (either by post or fax) so that it reaches Computershare Investor Services by 10.00am (New Zealand time) on Tuesday, 25 October 2011. Alternatively, you can complete a proxy form online by going to: www.investorvote.co.nz/telecom. You will need your shareholder number and FIN number to do this. If you do not have a FIN number, please contact Computershare at: enquiry@computershare.co.nz or 0800 737 100 (NZ toll free) or +64 9 488 8777 (international). If you receive other proxy forms, please complete only one proxy form and ensure it is delivered to Computershare by the date and time indicated above.

You will also be able to view and listen to the annual meeting live by webcast at: http://investor.telecom.co.nz

For those shareholders who are attending the annual meeting, please bring the enclosed proxy form with you to assist with your registration.

You are invited to join the board and senior management for light refreshments at the conclusion of the annual meeting. I look forward to seeing you then.

Yours sincerely

Wayne Boyd

Chairman

Please read this document first

Keeping it simple

What’s in this pack and what you need to do.

Demerger of Chorus Limited by Telecom Corporation of New Zealand Limited

13 SEPTEMBER 2011

Chorus

telecomnz

Actions for Telecom Shareholders

1. Carefully read the Scheme Booklet

You should read the Scheme Booklet in full, including the advantages, disadvantages and risks of the demerger as set out in sections 2 and 9, before making any decision on how to vote on the Demerger Resolution.

There are answers to questions you may have about the demerger in the sections entitled “New Chorus questions and answers”, “New Telecom questions and answers” and “Demerger questions and answers”.

If you have any additional questions in relation to the Scheme Booklet or the demerger, you should consult your stockbroker, appropriately authorised financial adviser, solicitor, accountant and/or other professional adviser.

Alternatively, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7.30pm (NZ time).

2. Vote on the Demerger

Telecom shareholders as at 5pm (NZ time) on 25 October 2011 are entitled to vote at the Shareholder Meeting to be held at SkyCity Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland on Wednesday 26 October 2011 commencing at 10am (NZ time).

Voting in person

If you are entitled to vote and wish to do so in person, you should attend the Shareholder Meeting and bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Voting by proxy

A Telecom shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a Telecom shareholder.

If you appoint a proxy you may either direct your proxy how to vote for you or you may give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion then you must mark the appropriate boxes on the Proxy Form to grant your proxy that discretion.

Please note that:

(a) if you wish to appoint a proposed or continuing director of New Chorus as your proxy, he or she will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to the Demerger Resolution; or (b) if you wish to appoint either Dr Murray Horn or Mr Kevin Roberts as your proxy, each of them will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to any resolution for their own re-election as a director of Telecom.

Accordingly, in such case, unless a direction on how to vote for you in respect of such resolution is given to the person you appoint as your proxy, they will be unable to vote as your proxy.

If you do not propose to attend the Shareholder Meeting but wish to be represented by proxy, complete and sign the Proxy Form (detach the attendance slip) and either:

Return the Proxy Form by mail to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, using the freepost envelope enclosed; or

Fax the Proxy Form to 09 488 8787 (within New Zealand) or +64 9 488 8787 (international); or

Lodge your proxy online by going to www.investorvote.co.nz/telecom. To complete a Proxy Form online, you will need your shareholder number and FIN. If you do not have a FIN number, please contact the Share Registrar at: enquiry@computershare.co.nz or 0800 737 100 (within New Zealand) or +64 9 488 8777 (international).

The completed Proxy Form must be received by the Share Registrar no later than 10am (NZ time) on 25 October 2011.

Signing instructions for proxy forms Individual

Where the holding is in one name, the securityholder must sign.

Joint holding

Where the holding is in more than one name, all of the securityholders should sign.

Power of attorney

If the Proxy Form is signed under a power of attorney, a copy of the power of attorney (unless already deposited with Telecom) and a signed certificate of non-revocation of the power of attorney must be produced to Telecom with the Proxy Form.

Company

The Proxy Form must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

Each Telecom Director considers that the demerger is in the best interests of shareholders, and recommends that you vote in favour of the Demerger Resolution telecomnz

Notice of Annual Meeting of Shareholders

Notice is hereby given that a meeting of Telecom shareholders (“Shareholder Meeting”) will be held at SkyCity Auckland Convention Centre in New Zealand Rooms 1 & 2, 88 Federal Street, Auckland on Wednesday 26 October 2011 commencing at 10:00am (New Zealand time).

Items of business

A The Chairman’s introduction.

B Addresses to shareholders.

C Shareholder discussion.

D Demerger Resolution.

To consider, and if thought fit, to pass the following resolution as a special resolution:

1. That the Separation Arrangement Plan (as defined, contained and described in the Scheme Booklet accompanying this notice of meeting), including:

(a) the separation of the retail businesses and wholesale/infrastructure businesses of Telecom into New Telecom and New Chorus, the key elements of which are described in the Separation Arrangement Plan set out in section 16 of the Scheme Booklet; and

(b) with effect from the date of the Final Court Orders, the revocation of the existing constitution of Telecom and its replacement by a new constitution, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification, be and is hereby approved.

E Other resolutions:

To consider, and if thought fit, to pass the following resolutions as ordinary resolutions:

2. That Dr Murray Horn be re-elected as a director of Telecom.

3. That Mr Kevin Roberts be re-elected as a director of Telecom.

4. That the directors be authorised to fix the remuneration of the auditors, KPMG.

F Other business.

By Order of the Telecom Board

Wayne Boyd Chairman

13 September 2011

Notice of Annual Meeting of Shareholders

Explanatory notes

Resolutions supported by the Board:

Demerger Resolution

The Demerger is to be implemented by way of a Court approved scheme of arrangement under Part XV of the Companies Act. Initial Court Orders, set out in section 15 of the Scheme Booklet, were obtained from the High Court on 9 September 2011 specifying how Telecom is to proceed with the Demerger.

As stipulated in the Initial Court Orders, the resolution to be put to Telecom shareholders at the Shareholder Meeting is a special resolution which is required to be approved by 75% or more of the votes cast by those Telecom shareholders entitled to vote and voting on the Demerger Resolution.

As part of the Demerger process Telecom has employed Grant Samuel to provide an independent expert’s report on the proposals for shareholders contained in the Scheme Booklet. In its report Grant Samuel concluded that, on balance, the Demerger is in the best interests of shareholders. A copy of Grant Samuel’s report is set out in section 14 of the Scheme Booklet.

Telecom shareholders who do not support the Demerger can vote their Telecom shares against the Demerger Resolution.

Voting can be by proxy or by casting your vote at the Shareholder Meeting. Telecom shareholders also have the right to appear and be heard at the final Court hearing, as set out in section 1.6.2 of the Scheme Booklet.

Telecom shareholder approval is also required under Listing Rule 9.1.1 of the NZSX Listing Rules because the Demerger is a major transaction in terms of the NZSX Listing Rules.

In addition, it is proposed that a new constitution will be adopted by Telecom to incorporate certain changes consequent upon the conversion of the Kiwi Share (and as agreed with the Kiwi Shareholder in accordance with the Deed Relating to Conversion of Kiwi Share dated 11 July 2011 between Telecom and the Crown (“Kiwi Share Conversion Deed”)), the Demerger and as otherwise required to update Telecom’s constitution. The key changes proposed to the constitution are set out below.

The following revisions are to be incorporated into the constitution in accordance with the Kiwi Share Conversion Deed:

(a) The insertion of a number of definitions, including a definition of “special resolution” which requires approval by 100 per cent of voting shareholders (between adoption of the new constitution and the Demerger Date) in order to amend or revoke certain provisions and definitions relating to the ownership restrictions set out in the first schedule of the constitution. The 100 per cent approval threshold for these provisions is required by the Kiwi Share Conversion Deed to protect the Crown’s interests in the period of time between the adoption of the new constitution and the Demerger Date (“Interim Period”).

(b) The insertion of a clause requiring Telecom to comply throughout the Interim Period with its obligations under the Kiwi Share Conversion Deed to ensure that the ownership restrictions are observed and that no changes are made to the constitutional provisions described in paragraph (a) above.

(c) An amendment to the provisions relating to the 49.9% foreign ownership restriction to remove the reference to Kiwi Shareholder approval.

The new Telecom constitution will also incorporate a clause which provides that certain definitions, the clauses described in paragraph (a) and (b) above, and the clauses relating to ownership restrictions (including the amended clause described in paragraph (c) above) shall cease to have effect from the Demerger Date.

The following changes are to be incorporated into the Constitution with a view to updating and future-proofing Telecom’s constitution and ensuring consistency with New Zealand law:

(a) Removing provisions, and references, relating to share certificates.

(b) Removing the restriction on appointment or election of any person as a director of Telecom where that person has reached 70 years of age.

(c) Deleting the references relating to the use of Telecom’s seal.

(d) Updating the provisions relating to proxies, such that a shareholder may appoint more than one proxy for particular meetings, provided that more than one proxy is not appointed to exercise the rights attached to a particular share held by the shareholder.

A copy of the proposed new form of the Constitution is available free of charge by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. You may also inspect the new constitution free of charge at Level

2, Telecom Place, 167 Victoria Street West, Auckland and at the Shareholder Meeting.

Telecom shareholders should read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Demerger Resolution.

Ordinary resolutions

1. Re-election of Dr Murray Horn as director

Non-executive director Dr Murray Horn retires and offers himself for re-election.

The board supports the re-election of Dr Murray Horn as a director.

Dr Murray Horn

PhD (Harvard University); MCom

(First Class Hons); BCom

Non-Executive Director

Independent

Term of office: appointed director

1 July 2007 and re-elected at the 2010 annual meeting.

Board Committees: Chair of the Audit and Risk Management Committee; Member of the Nominations and Corporate Governance Committee.

Notice of Annual Meeting of Shareholders

Murray chairs the Government’s National Health Board. Murray previously held a number of senior executive roles with ANZ Banking Group, including leading the group’s New Zealand operations. He was secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

2. Re-election of Mr Kevin Roberts as director

Non-executive director Mr Kevin Roberts retires and offers himself for re-election.

The board supports the re-election of Mr Kevin Roberts as a director.

Mr Kevin Roberts

Non-Executive Director Not Independent

Term of office: appointed director

28 August 2008 and elected at the 2008 annual meeting

Board Committees: Member of the Nominations and Corporate Governance Committee and Human Resources and Compensation Committee.

Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide. He is a member of the Directoire of Publicis Groupe. He is an Honorary Professor in the Faculty of Business and Economics at the University of Auckland and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, Peruvian University of Applied Sciences in Lima and Lancaster University.

3. Fix the remuneration of the auditors, KPMG

Pursuant to the Companies Act 1993, KPMG is automatically reappointed at the Shareholder Meeting as auditor of Telecom. The proposed resolution is to authorise the directors to fix the remuneration of the auditors, KPMG.

Important information

Voting in person

If you are entitled to vote and wish to do so in person you should attend the Shareholder Meeting and bring your Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Voting by proxy

A Telecom shareholder who is entitled to attend and vote at the Shareholder Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a Telecom Shareholder.

If you appoint a proxy you may either direct your proxy how to vote for you or you may give the proxy discretion to vote as he or she sees fit. If you wish to give your proxy discretion then you must mark the appropriate boxes on the Proxy Form to grant your proxy that discretion.

However please note that:

(a) if you wish to appoint a proposed or continuing director of New Chorus as your proxy, he or she will be prohibited (in accordance with applicable Listing Rules) from voting any discretionary proxies in relation to the Demerger Resolution; or

(b) if you wish to appoint either Dr Murray Horn or Mr Kevin Roberts as your proxy, each of them will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to any resolution for their own re-election as a director of Telecom.

Accordingly, in any such case, unless a direction on how to vote for you in respect of such resolution is given to the person whom you appoint as your proxy, they will be unable to vote as your proxy.

A Proxy Form accompanies this notice of meeting.

If you do not propose to attend the Shareholder Meeting but wish to be represented by proxy, complete and sign the Proxy Form (detach the attendance slip) and either:

• return the Proxy Form by mail to the Share Registrar, Computershare Investor Services Limited, Private Bag 92119, Auckland 1142, using the freepost envelope enclosed; or

• fax the Proxy Form to 09 488 8787 (within New Zealand) or +64 9 488 8787 (international); or

• lodge your proxy online by going to www.investorvote.co.nz/telecom. To complete a Proxy Form online, you will need your shareholder number and FIN to do this. If you do not have a FIN number, please contact Computershare at: enquiry@ computershare.co.nz or 0800 737 100 (within New Zealand) or +64 9 488 8777 (international).

Notice of Annual Meeting of Shareholders

Important information (continued)

The completed Proxy Form must be received by the Share Registrar no later than 10:00am on Tuesday 25 October 2011 (New Zealand time).

A proxy granted by a company must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

When the Proxy Form is signed by an attorney, the power of attorney under which it is signed, if not previously provided to Telecom, and a completed certificate of non-revocation of authority must accompany the Proxy Form.

Voting

Voting entitlements for the Shareholder Meeting will be determined as at 5:00pm (New Zealand time) on Tuesday 25 October 2011. Registered Telecom shareholders at that time will be the only persons entitled to vote at the Shareholder Meeting, and only the Telecom shares registered in those Telecom shareholders’ names at that time may be voted at the Shareholder Meeting.

Questions

To provide the opportunity to ask questions of the board, Telecom is offering the facility for shareholders to submit questions in advance of the Shareholder Meeting. Questions should relate to matters that are relevant to the Shareholder Meeting, including any questions you may have regarding the Demerger, matters arising from the financial reports, general questions regarding the performance of Telecom, and questions of the auditors. The Chairman will answer as many of the most frequently asked questions as practically possible during the Shareholder Meeting. To assist in processing your questions please complete the enclosed form, “Questions from Shareholders” and return it by post or fax following the instructions on the form or email your questions to: telecomboard@telecom.co.nz.

Online webcast

The Shareholder Meeting will be webcast live on the internet, go to: http://investor.telecom.co.nz

Minutes of the previous meeting

The minutes of last year’s annual meeting and the archive of the webcast are also available on http://investor.telecom.co.nz

Annual Report

The 2011 Annual Report is available on Telecom’s website. Go to: http://investor.telecom.co.nz

Directions for Telecom shareholders attending the meeting

Please use the map below to find SkyCity Auckland Convention Centre, 88 Federal Street, Auckland. Free parking will be available for Telecom shareholders who wish to attend the Shareholder Meeting (see below for futher details).

Carpark Entry

Nelson Street

Carpark Entry

Hobson Street

Wellesley Street

SKYCITY

Victoria Street

Federal St Carpark

Carpark Entry

Federal Street

Hotel Entry

Carpark Entry

Queen Street

Driving directions

Travelling from the north:

• Head south on the Northern Motorway.

• Take the Fanshawe Street exit.

• Turn right onto Nelson Street.

• Turn left onto Victoria Street West.

• Turn right onto Hobson Street.

• SkyCity Auckland Convention Centre is on your left.

Travelling from the south:

• Head north on the Southern Motorway.

• Take the Nelson Street exit.

• Merge onto Nelson Street.

• Turn right onto Victoria Street West.

• Turn right onto Hobson Street.

• SkyCity Auckland Convention Centre is on your left.

Parking details

Free parking at the SkyCity carpark will be available to Telecom shareholders who wish to attend the Shareholder Meeting.

SkyCity carpark can be accessed through entries on Hobson Street, Nelson Street and Federal Street. Pre-paid parking tickets will be available for collection at the Shareholder Meeting.

telecomnz

Lodge your proxy

Online www.investorvote.co.nz/telecom

By Mail

Computershare Investor Services Limited Private Bag 92119 Auckland 1142 New Zealand

By Fax

+64 9 488 8787

General enquiries

If you have any questions in relation to the Scheme Booklet or the Demerger, please call the Telecom Shareholder Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9am and 7:30pm (NZ time).

For enquiries regarding this proxy form contact:

0800 737 100 (within NZ) +64 9 488 8777 (international) enquiry@computershare.co.nz

Proxy Form

Vote online, 24 hours a day, 7 days a week:

www.investorvote.co.nz/telecom

Your secure access information

PLEASE NOTE: For security reasons it is important that you keep your CSN/Securityholder Number confidential. You will need your CSN/Securityholder Number and FIN to vote online.

For your vote to be effective it must be received by 10:00am (New Zealand time) Tuesday 25 October 2011

How to vote on items of business

All your securities will be voted in accordance with your directions.

Appointment of proxy

Voting of your holding

Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Please note that:

(a) if you wish to appoint a proposed or continuing director of New Chorus as your proxy, he or she will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to the Demerger Resolution; or

(b) if you wish to appoint either Dr Murray Horn or Mr Kevin Roberts as your proxy, each of them will be prohibited (in accordance with the applicable Listing Rules) from voting any discretionary proxies in relation to any resolution for their own re-election as a director of Telecom.

Accordingly, in such case, unless a direction on how to vote for you in respect of such resolution is given to the person you appoint as your proxy, they will be unable to vote as your proxy.

Attending the meeting

If you are entitled to vote and wish to do so in person, you should attend the meeting and bring this Proxy Form (which contains your attendance slip and ballot paper) with you to the meeting.

A corporation may appoint a person to attend the meeting as its representative in the same manner as that in which it could appoint a proxy.

Signing instructions for proxy forms

Individual

Where the holding is in one name, the securityholder must sign.

Joint holding

Where the holding is in more than one name, all of the securityholders should sign.

Power of attorney

If this Proxy Form has been signed under a power of attorney, a copy of the power of attorney (unless already deposited with Telecom) and a signed certificate of non-revocation of the power of attorney must be produced to Telecom with this Proxy Form.

Company

This Proxy Form must be signed by a duly authorised officer or attorney. Persons who sign on behalf of a company must be acting with the company’s express or implied authority.

Go online to appoint and give directions to your proxy, or turn over to complete the form

Perforation

Proxy/Corporate Representative Form

Step 1: Appoint a proxy to vote on your behalf

I/We being a member/s of Telecom Corporation of New Zealand Limited hereby appoint ______________________________ of ______________

or failing him/her ______________________________ of ______________

as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, the proxy will vote as he/she sees fit, subject to any applicable restrictions in the Listing Rules) at the **Annual Meeting of Telecom Corporation of New Zealand Limited to be held in New Zealand Rooms 1 & 2 at SkyCity Auckland Convention Centre, 88 Federal Street, Auckland on Wednesday 26 October 2011 at 10:00am (New Zealand time)** and at any adjournment of that meeting.

Step 2: Items of business – voting instructions/ballot paper (if a poll is called)

Please note: If you mark Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		FOR	AGAINST	PROXY DISCRETION	ABSTAIN
Demerger Resolution					
Item 1	That the Separation Arrangement Plan (as defined, contained and described in the Scheme Booklet accompanying this notice of meeting), including: (a) the separation of the retail businesses and wholesale/infrastructure businesses of Telecom into New Telecom and New Chorus, the key elements of which are described in the Separation Arrangement Plan set out in section 16 of the Scheme Booklet; and (b) with effect from the date of the Final Court Orders, the revocation of the existing constitution of Telecom and its replacement by a new constitution, a copy of which is tabled at the meeting and signed by the Chairman for the purposes of identification, be and is hereby approved.	☐	☐	☐	☐
Other resolutions					
Item 2	That Dr Murray Horn be re-elected as a director of Telecom.	☐	☐	☐	☐
Item 3	That Mr Kevin Roberts be re-elected as a director of Telecom.	☐	☐	☐	☐
Item 4	That the directors be authorised to fix the remuneration of the auditors, KPMG.	☐	☐	☐	☐

Sign: signature of securityholder(s) This section must be completed.

Securityholder 1	Securityholder 2	Securityholder 3
or Sole Director and Sole Company Secretary	or Director	or Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date ______________

Perforation

Attendance slip

telecom nz

Annual Meeting of Telecom Corporation of New Zealand Limited to be held in New Zealand Rooms 1 & 2 at SkyCity Auckland Convention Centre, 88 Federal Street, Auckland on Wednesday 26 October 2011 at 10:00am (New Zealand time).

Telecom NZ

Demerger Presentation

September 2011

telecomnz

Agenda

#1 Introduction

#2 Overview of the UFB Initiative

#3 Overview of the proposed Demerger

telecomnz

I. Introduction

Introduction 3

telecomnz

Disclaimer

Forward-Looking Statements

This presentation includes forward-looking statements regarding future events and the future performance of Telecom and Chorus, including forward looking statements regarding the Demerger, industry trends, strategies, capital expenditure, the construction of the UFB network, credit ratings and future financial and operational performance. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom and / or Chorus’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the Scheme Booklet, including, in particular, in the section titled “Risks in relation to New Chorus, New Telecom and the Demerger”. Except as required by law or the listing rules of the stock exchanges on which Telecom or Chorus are listed, neither Telecom nor Chorus undertakes any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Chorus and Telecom use Earnings Before Interest, Taxation, Depreciation and Amortisation (‘EBITDA’), and adjusted EBITDA when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources. See slide 24 for a description of how these measures are calculated.

Basis of preparation of financial information

This presentation includes financial information about Chorus and Telecom that has been prepared on several bases of accounting, including an historical special purpose (carve-out) basis and a pro forma basis. See slide 24 for more information about the basis of accounting. The pro forma financial information in this presentation is not intended to and does not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

Not an offer of securities

This presentation is not an offer of securities. The securities to be issued in the Demerger have not been registered under the United States Securities Act of 1933 (“US Securities Act”) and may not be offered or sold in the United States except in transactions that are exempt from or not subject to the registration requirements of the US Securities Act.

Introduction 4

telecomnz

Introduction

Delivered strong FY11 Group results

Customer satisfaction improved

Telecom won ~70% of Government’s UFB Initiative

Significant progress towards the proposed demerger of Chorus (“Demerger”) to enable participation in the UFB Initiative

• All Telecom Directors and the Independent Expert are of the view that the Demerger is in the best interests of Telecom Shareholders

• We will discuss the benefits of the Demerger today

Asset Allocation Plan approved by the Minister of Communications and Technology

Steven Joyce

Introduction 5

telecomnz

II. Overview of the UFB Initiative

Overview of the UFB Initiative 6

The UFB Initiative

telecomnz

The Demerger is effectively a condition of the UFB contracts and will result in regulatory changes. All Telecom Directors believe that the Demerger and the UFB Initiative will maximise long term value for Telecom Shareholders

• New Zealand Government has committed NZ$1.35 billion to roll-out an Ultra-Fast Broadband, fibre to the premise (“FTTP”) network to 75% of New Zealanders by the end of 2019

• Prioritised deployment to schools, hospitals, health service providers and businesses

• On basis of structural separation of Chorus from Telecom, Chorus awarded 24 of the 33 candidate areas covering 830,900 premises

• Chorus has access to approximately NZ$929 million of the Government investment

• Potential for Chorus to expand its role by partnering with other UFB selected providers in other areas

• Aligns interest of Chorus with the Government’s UFB objectives

UFB Coverage network providers

• Chorus/Telecom

• Northpower

• Ultra Fast Fibre

• Enable Networks

Overview of the UFB Initiative 7

telecomnz

III. Overview of the proposed Demerger

Overview of the proposed Demerger 8

Demerger overview

telecomnz

• Chorus’ cornerstone role in the UFB Initiative are effectively conditional on Telecom demerging Chorus (the Demerger)

• The Demerger will create two independent listed entities:

• Chorus – The largest telecommunications infrastructure business in New Zealand with approximately 93% market share of fixed line access market; and

• Telecom (post Demerger) – New Zealand’s leading telecommunications and IT services provider with #1 or #2 market positions across all key markets

• Eligible shareholders1 to retain their existing Telecom shares and receive 1 Chorus share for every 5 Telecom shares (subject to rounding)

• The Demerger will be implemented by way of a court approved Scheme Of Arrangement

• Telecom is expected to remain in the NZX50, S&P/ASX200 and the MSCI World (Standard) Index. It is anticipated that Chorus will qualify for inclusion in the NZX50

• Shareholders expected to vote on the Demerger at the annual meeting on 26 October 20112

• Aim to complete the Demerger by 30 November 2011, subject to shareholder and court approvals

• Demerger distribution expected to qualify for demerger tax relief in New Zealand, Australia and the US 3

1 Eligible shareholders are Telecom Shareholders with registered address at the record date in New Zealand, Australia, United States of America, the United Kingdom, Canada, Germany, Hong Kong, Japan, Luxembourg, Norway, the Netherlands, Singapore or Switzerland; or a jurisdiction in which Telecom reasonably believes that it is not prohibited and not unduly onerous or impractical to implement the Demerger and to distribute Chorus Shares to a Telecom Shareholder pursuant to the Demerger.

2 Dates may be subject to change.

3 . A binding product ruling has been obtained from the New Zealand Inland Revenue for Telecom shareholders, Telecom has applied to the Commissioner of Taxation for a class ruling confirming that Telecom Shareholders who are residents of Australia and hold their shares on capital account will be able to choose demerger tax relief, a private ruling from the IRS is expected to conclude that for US federal income tax purposes the Demerger will qualify as a tax-free distribution to US holders of Telecom Shares or ADSs

Overview of the proposed Demerger 9

Overview of the proposed Demerger

telecomnz

Current structure

Telecom New Zealand shareholders

Telecom New Zealand

AAPT

Chorus

Gen-i

Retail

Wholesale & International

Indicates transfer to Telecom Indicates transfer to Chorus

Indicates split between Telecom and Chorus

Structure post demerger

Telecom New Zealand shareholders

Chorus

Chorus

Wholesale

Telecom

Wholesale & International

Retail

Gen-i

AAPT

Overview of the proposed Demerger 10

Key benefits of the Demerger

telecomnz

All Telecom Directors and the Independent Expert are of the view that the Demerger, on balance, is in the best interests of Telecom Shareholders

#1 Facilitates Chorus undertaking a leading role in the Government led fibre initiative

#2 Aligns the interests of Chorus with the Government’s UFB objectives

#3 Avoids Telecom competing with Government backed fibre competition

#4 Leads to the introduction of a simplified regulatory regime with greater certainty, reduced burden and less associated cost

#5 Allows Telecom and Chorus to further focus on their independent strategies and core competencies

#6 Enables tailored capital structure and financial policies for Telecom and Chorus

#7 Allows for improved alignment of management incentives with performance at Telecom and Chorus

#8 Providers greater transparency and flexibility for investors

Overview of the proposed Demerger 11

Simplified regulatory regime

telecomnz

The proposed regulatory changes were enacted on 30 June 2011 and are conditional on the successful Demerger of Chorus

Pre Demerger Post Demerger

Telecom Telecom Chorus

Operational Separation Undertakings ‘three box’ model1 Yes N/A N/A

Accounting separation Yes No No

Independent Oversight Group Yes No No

Ownership restrictions Yes No Yes

Open access undertakings2 N/A No Yes

Obligations under the TSO3 Yes Yes Yes

Line of business restrictions4 No No Yes

Oversight of transitional and long term sharing

arrangements between New Chorus and New Telecom N/A Yes Yes

Aligned regulatory regime enabling long term

fixed network investment No N/A Yes

1 The three box model is defined as the separation of the Chorus, Telecom Wholesale and Retail business units as per the Operational Separation Undertakings.

2 The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that New Chorus is not required to have separate business units or internal trading.

3 The Telecommunications Amendment Act requires a review of the TSO in 2013.

4 Chorus will be restricted to selling products and services only to non-end-users as per the register that will be kept by the Commerce Commission. Telecom will be prohibited from purchasing UCLL for three years.

Overview of the proposed Demerger 12

Experienced board and management teams

telecomnz

• Chorus has operated independently since 2008 but has not had its own Board

• Chorus Board members have been drawn from the current Telecom board and external candidates with significant telecoms and local market experience

Telecom1

Directors

Mark Verbiest Chairman,

Non-Executive Director

Paul Berriman Non-Executive Director

Murray Horn Non-Executive Director

Maury Leyland Non-Executive Director

Paul Reynolds CEO & Executive Director

Kevin Roberts Non-Executive Director

Charles Sitch Non-Executive Director

Justine Smyth Non-Executive Director

Executives

Paul Reynolds CEO & Executive Director

Tristan Gilbertson Group General Counsel &

Company Secretary

Alan Gourdie Chief Executive Officer, Retail

David Havercroft Group Chief Technology Officer

Nick Olson Chief Financial Officer

Chris Quin Chief Executive Officer, Gen-i

Rod Snodgrass Chief Product Officer

Tina Symmans Corporate Relations Director

David Yuile Chief Executive Officer, AAPT

Chorus1

Directors

Sue Sheldon CNZM Chairman,

Non-Executive Director

Prue Flacks Non-Executive Director

Jon Hartley Non-Executive Director

Keith Turner Non-Executive Director

Anne Urlwin Non-Executive Director

Clayton Wakefield Non-Executive Director

Executives

Mark Ratcliffe Chief Executive Officer

Ed Beattie GM Property & Network

Operations

Sara Broadhurst GM Human Resources

Victoria Crone GM Sales & Marketing

Chris Dyhrberg GM Network Build

Brian Hall Acting Chief Financial Officer

Vanessa Oakley General Counsel & Company

Secretary

Ewen Powell Chief Information Officer

Nick Woodward GM Customer Services

1 These appointments are subject to change; in particular if any of the current Directors or members of senior management cease to hold office at Telecom prior to implementation of the Demerger.

Overview of the proposed Demerger 13

The proposed asset split

telecomnz

The Asset Allocation Plan was approved by the Minister for Communications and Information Technology on 29 August 2011

Fibre Network

Copper Network

Telecom Assets

Chorus Assets

2 Auckland Gateways

Takapuna or Whenuapai

30 Major Exchanges

e.g. Wellington

602 Local Exchanges

e.g. Lower Hutt

11430 Roadside Cabinets

Including FTTN cabinets

Southern Cross Cable

To international markets

FTTN

(Fibre to the Node)

FTTP

(Fibre to the Premise)

Copper

(Existing Copper)

Cell Tower

Access Network

The Access Network connects a home, business or structure to the telecommunications equipment - often a Local Exchange

Regional Backhaul

The Regional Backhaul links the Local Exchanges to the Major exchanges or Core Network

Core Network

The core network (or National Backhaul) is the fibre backbone that links cities to the Auckland gateway

International Transit

Internet traffic is routed via the Auckland gateway and the Southern Cross Cable network to international markets

• Chorus assets will include:

• 130,000 km of copper and 27,600 km of fibre

• Majority of the exchanges

• Regional backhaul network

• Access electronics including DSLAMs

• Telecom assets will include:

• The mobile networks

• PSTN equipment

• The core national transport network

• International assets, including AAPT and 50% ownership interest in the Southern Cross international cable

Overview of the proposed Demerger 14

Separation agreements

telecomnz

As a result of the Demerger transitional and long term service agreements will be put in place to reduce costs and to minimise the impact on customers

Telecom

#1 Asset split

Telecom

#2 Transitional arrangements

Chorus

#3 Long term sharing arrangements

#1 Asset split

#2 Transitional arrangements

#3 Long term arrangements

• The draft Asset Allocation Plan has been approved by the Minister of Communications and Information Technology

• Facilitate the transition of Chorus to a standalone entity with arrangements in place for up to 3 years

• Covers some shared network equipment, shared office facilities, accounting and IT systems and support functions (eg Fulfil, Assure and Bill)

• Reduces duplication of network assets required to deliver cost effective services and ensures ongoing regulatory compliance—Expected to lower the cost of the demerger and reduce the potential impact to customers

• Arms length commercial agreements likely to remain in place for the duration of the asset life (eg transport radio antennae and feeders, network routers)

Overview of the proposed Demerger 15

Capital structure and dividend policy

telecomnz

Each company will have a capital structure and dividend policy reflecting its specific profile

Telecom

• S&P expects that Telecom could attain an A-/Stable rating upon demerger

• Moody’s is likely reliminary to rating of assign A3/Stable by Moody’s

• Targeting net interest bearing debt (inclusive of associated derivatives) to EBITDA ratio not materially exceeding 1.1 times on a long run basis 1

• Debt restructure process currently underway

• Dividend policy for FY12:

• 90% of adjusted net earnings

• Subject to there being no material adverse changes in circumstances or operating outlook

• DRP will remain in place. Intend to impute dividends to the extent practicable

• Proposed net interest bearing debt at Demerger: NZ$750 million to NZ$950 million2 (including associated derivatives)

• Demerger transaction costs expected to be within the range of NZ$85 - 120 million

Chorus

• Chorus intends to target an investment grade credit rating

• S&P has assigned a preliminary credit rating of BBB / Stable

• Moody’s has assigned a preliminary credit rating of Baa2/Stable

• Targeting Net Debt to EBITDA less than 3.5 times3 on a long run basis

• Dividend policy: FY12 dividend of 25 cps4

• Intend to impute dividends to the extent practicable

• Subject to there being no material adverse changes in circumstances or operating outlook

• Proposed net interest bearing debt at Demerger: c. NZ$1,700 million (including associated derivatives)

• Bridge facility of NZ$2,000 million available

• Bond process for exchange of Telecom GBP EMTNs provides long dated debt maturity profile

• Seeking to arrange syndicated bank facility of ~NZ$1,000 million for up to 5 years

1 For credit rating agency purposes, this ratio equates approximately to net interest bearing debt (inclusive of associated derivatives) / EBITDA of 1.5 times. The difference between the two ratios is primarily due to the capitalisation of operating leases.

2 The actual net debt figure will vary depending on the amount of Telecom’s operating, investing and financing cash flows in the period prior to the Demerger and market rates at that time. The net debt figure reflects net interest bearing debt and includes associated derivatives.

3 This Net Debt metric includes the senior portion of CFH Debt Securities but excludes the subordinated portion of the CFH Debt Securities and the CFH Equity Securities.

4 It is expected that the Demerger will occur part way through the 2012 financial year, and as a result the 2012 financial year dividend payout will be prorated to reflect only the post-Demerger period. It is expected that Chorus’ first dividend will be declared post 30 June 2012

Overview of the proposed Demerger 16

High level split of FY11 adjusted EBITDA

telecomnz

NZ$m

2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 -

1,801

119 56 90

237 493 806

Telecom Group

Telecom (excl Chorus BU): $995m

Chorus BU: $806m

1,801 149 123 90

237 493 709

New Telecom: $1,092m

New Chorus: $709m

Special purpose financial statements

1,801

174

142

90

229 490 676

Pro forma (unaudited)

New Telecom: $1,125m

New Chorus: $676m

Chorus Retail Gen-i AAPT Corporate & T&SS Wholesale & International

• Special purpose financial statements - Reflect the FY11 adjusted EBITDA split of the businesses that are expected to be held by New Chorus and New Telecom as they were operated as part of Telecom

• Pro forma (unaudited) - Illustrate the estimated effect on the special purpose financial statements for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010

• Special purpose financial statements and pro forma (unaudited) statements do not represent what the FY11 adjusted EBITDA of New Chorus or New Telecom may have been had they operated as separate legal entities1

1 See Appendix A for more information regarding the basis of preparation of the New Telecom and New Chorus special purpose and pro forma financial statements.

Overview of the proposed Demerger 17

Indicative timetable

telecomnz

Indicative timetable1

May 2011 Demerger

announcement

13 September 2011

Release of scheme booklet to Telecom shareholders

26 October 2011

Annual meeting and shareholder vote

November 2011

Expected final court approvals

Late November 2011

Trading of Chorus shares on NZX and ASX commences

30 November 2011

Demerger effective date

Further engagement activities

• Comprehensive investor engagement to be undertaken prior to the shareholder vote

• Institutional investor roadshow for both Telecom and Chorus

• Will include meetings in New Zealand, Australia, USA, Asia and UK

• Retail investor roadshows to be held in seven locations across New Zealand

• Specific Telebond holder meetings also to be held across New Zealand

1 Dates are indicative only and may be subject to change.

Overview of the proposed Demerger 18

Key benefits of the Demerger

telecomnz

All Telecom Directors and the Independent Expert are of the view that the Demerger, on balance, is in the best interests of Telecom Shareholders

#1 Facilitates Chorus undertaking a leading role in the Government led fibre initiative

#2 Aligns the interests of Chorus with the Government’s UFB objectives

#3 Avoids Telecom competing with Government backed fibre competition

#4 Leads to the introduction of a simplified regulatory regime with greater certainty, reduced burden and less associated cost

#5 Allows Telecom and Chorus to further focus on their independent strategies and core competencies

#6 Enables tailored capital structure and financial policies for Telecom and Chorus

#7 Allows for improved alignment of management incentives at with performance Telecom and Chorus

#8 Providers greater transparency and flexibility for investors

Overview of the proposed Demerger 19

telecomnz

Appendix A: Review of FY11 Telecom Group results

Overview of the proposed Demerger 20

Key Telecom Group FY11 results

telecomnz

•Significant YoY financial improvement:

• EBITDA1 of NZ$1,801m, up 2%, stronger H2

• NPAT1 of NZ$388m, up 2%

• Free cash flow1 of NZ$887m, up 53%

• Revenues1 of NZ$5,104m, down 3%

• Capex of NZ$914m, 23% lower

• Q4 Dividend of 7.5 cps, plus a 2.0 cps special dividend

• Customer satisfaction improved

• Telecom won ~70% of Government’s UFB Initiative

• Demerger of Chorus by end of calendar year, subject to approvals

1 Reflects adjusted results.

Overview of the proposed Demerger 21

Vision2013 Strategy in review

telecomnz

May 2010 Strategy

Deliver turnaround in EBITDA

Reduce cost

Simplify the business

Retain value

Targeted growth

– Mobile

– Broadband

– ICT

Position the business for UFB world

Performance to June 2011

Adjusted EBITDA up 2.1%

Adjusted expenses down 6%, NZ$195 million of cost out from management action

Process improvement and restructuring reduced headcount by 7%1

~80% of retail broadband customers in bundles 82% of mobile revenues on XT

Growth in revenue and ARPU Strong connection growth

Managed and Cloud services growing

Chorus announced as cornerstone partner for UFB

1 Adjusted to account for in-sourcing of IT Support function.

Overview of the proposed Demerger 22

Telecom group FY11 operating results

telecomnz

Access & calling trends are steady

Fixed line access steady and New Zealand calling revenue declines slowing as usage patterns improve

Broadband connections are increasing and retail margins are steady at ~NZ$40 per connection

Total market connections grew ~90k in FY11. Share of retail and wholesale connections 53% and 31% respectively

~80% of retail broadband customers in a bundle

Total market mobile connections continue to grow but there is strong competition

ARPU increased 7% H2 FY11 vs H2 FY10 driven by increasing data usage but Telecom mobile connections down 95k in H2 FY11 (majority prepaid)

1.2m connections on XT, 56% of the base, 82% of cellular revenue

IT Services market returning to growth, revenues up 7% in H2 FY11 vs. H2 FY10

Suite of Gen-i “ReadyCloud” products launched

Overview of the proposed Demerger 23

Telecom Group FY11 business unit performance

telecomnz

• Good progress growing EBITDA across the business

• Chorus, Retail and Gen-i increasing

• Wholesale & International external EBITDA increasing

• AAPT impacted by Consumer sale and Telstra wholesale terms

• Chorus EBITDA increased 9% for the half year

Adjusted EBITDA

FY11 NZ$M

FY11 vs FY10 Change %

H2 FY11 NZ$M

H2 FY11 vs H2 FY10 Change %

Chorus 806 5.1% 415 8.6%

Wholesale & International 119 -42.2% 73 -24.7%

Retail 493 21.4% 253 10.0%

Gen-i 237 6.3% 132 6.5%

AAPT 90 -33.8% 42 -39.1%

T&SS 4 NM 4 NM

Corporate 52 85.7% 14 NM

Total 1,801 2.1% 933 4.6%

Overview of the proposed Demerger 24

Additional information regarding financial data

telecomnz

Special purpose historical financial information

The special purpose historical financial statements of Chorus and Telecom represent the financial records for the businesses that will be held by Chorus and Telecom, respectively, at Demerger date. In preparing the special purpose financial statements, management has made a number of assumptions and estimates in order to apportion historical revenues and expenses of Telecom to Chorus and Telecom. The special purpose financial statements reflect the assets, liabilities and results of the businesses that are expected to be held by Chorus and Telecom as they were operated as part of Telecom. The special purpose financial statements are based on assumptions and estimates and do not represent what the results of operations, cash flows or financial position of Chorus and Telecom would have been had they operated as separate legal entities for the years presented.

Pro forma financial information

The Chorus and Telecom pro forma financial statements have been derived from the Chorus and Telecom special purpose financial statements and illustrate the estimated effect on the special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position. You should refer to sections 6.2 and 8.2 of the Scheme Booklet for information regarding the pro forma adjustments that are reflected in the Chorus and Telecom pro forma financial statements.

The pro forma financial statements do not represent what the results of operations, cash flows, or financial position of Chorus or Telecom may have been had it operated as a separate legal entity for the periods indicated, and does not project the results of operations, cash flows, or financial position of Chorus or Telecom in the future.

The pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United Stated Securities and Exchange Commission in respect of pro forma financial information.

Non GAAP financial measures

This presentation includes the following non-GAAP financial measures:

• EBITDA – EBITDA is earnings before interest, tax, depreciation and amortisation. Telecom and Chorus calculate EBITDA by adding back/(deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/loss and taxation expense to net earnings/(loss) from continuing operations;

• Adjusted EBITDA – adjusted EBITDA is pro forma EBITDA adjusted to reflect the removal of certain one-off costs. For Chorus, the following one-off costs have been removed to determine adjusted EBITDA:

• Costs of NZ$6 million incurred in relation to Telecom’s UFB proposal;

• One-off costs of NZ$22 million recognised in relation to the Canterbury earthquakes; and

• Costs of NZ$42 million of asset impairment charges on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

For Telecom, the following one-off gains and costs have been removed to determine adjusted EBITDA:

• The consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a one-off gain on sale of NZ$18 million;

• Costs of NZ$23 million incurred in relation to Telecom’s UFB proposal;

• One-off costs of NZ$20 million recognised in relation to the Canterbury earthquakes; and

• Impairment charges of NZ$215 million were recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

Overview of the proposed Demerger 25

Telecom

Investor Presentation

September 2011

Disclaimer

telecomnz

Forward-Looking Statements

This presentation includes forward-looking statements regarding future events and the future performance of Telecom, including forward looking statements regarding the Demerger, industry trends, strategies, capital expenditure, the construction of the UFB network, credit ratings and future financial and operational performance. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the Scheme Booklet, including, in particular, in the section titled “Risks in relation to New Chorus, New Telecom and the Demerger”. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Telecom uses Earnings Before Interest, Taxation, Depreciation and funds and Amortization (‘EBITDA’), Adjusted EBITDA and funds from operations (‘FFO’) when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources. See slide 34 for a description of how these measures are calculated.

Basis of preparation of financial information

This presentation includes financial information about Telecom that has been prepared on several bases of accounting, including an historical special purpose (carve-out) basis and a pro forma basis. See slide 34 for more information about the basis of accounting.

The pro forma financial information in this presentation is not intended to and does not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United Stated Securities and Exchange Commission in respect of pro forma financial information.

Not an offer of securities

This presentation is not an offer of securities. The securities to be issued in the Demerger have not been registered under the United States Securities Act of 1933 (“US Securities Act”) and may not be offered or sold in the United States except in transactions that are exempt from or not subject to the registration requirements of the US Securities Act.

2

Key investment highlights

telecomnz

#1 Leading NZ telecommunications and IT services provider with #1 or #2 positions in all core markets

#2 Able to compete on a similar regulatory footing with market peers

#3 Strong brand with national presence

#4 Large scale, strategic assets

#5 Diversified and comprehensive product portfolio

#6 Clear strategic objectives to deliver improved momentum, sustainability and growth

#7 Experienced Board and management team

#8 Sustained earnings performance within a challenging market

#9 FY11 pro forma sales of NZ$5,071m and adjusted EBITDA of NZ$1,125m1

1 Telecom pro forma FY11 EBITDA of NZ$885 million adjusted for one off items of; a gain of NZ$18 million due to the sale of the consumer division of AAPT’s operations to iiNet, costs of NZ$23 million in relation to Telecom’s UFB proposal, one-off costs of NZ$20 million in relation to the Canterbury earthquakes; and impairment charges of NZ$215 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

3

Agenda

telecomnz

#1 NZ telecommunications market and regulatory framework

#2 Company overview

#3 Strategic priorities

#4 Financial overview

4

telecomnz

I. NZ telecommunications market and regulatory framework

NZ telecommunications market and regulatory framework 5

Fixed line market dynamics

telecomnz

The fixed line market in New Zealand has historically experienced a gradual decline in fixed voice connections compensated by steady growth in fixed broadband connections

NZ fixed line connections

Fixed connections (000s)

2,000 1,750 1,500 1,250 1,000 750 500

CAGR ‘08-’11 = (1)%

CAGR ‘08-’11 = 12%

Q3 08 Q4 08 Q1 09 Q209 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

Fixed broadband Fixed voice

Source: IDC NZ Telco Tracker: March 2008 to March 2011

• Slower rate of decline in fixed voice connections compared to comparable overseas markets

• Relatively low fixed-to-mobile substitution rates

• Steady growth in fixed broadband connections with current penetration rates of approximately 65%

NZ telecommunications market and regulatory framework 6

Mobile market dynamics

telecomnz

The mobile market in New Zealand has historically experienced strong growth in subscribers but slower growth in revenues

NZ mobile revenues / connections

Mobile connections (000s)

5,500 5,000 4,500 4,000

CAGR ‘08-’11 = 6%

CAGR ‘08-’11 = 2%

580 560 540 520 500 480 460

Mobile revenues (NZ$ million)

Q3 08 Q4 08 Q1 09 Q209 Q3 09 Q4 09 Q1 10 Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Q3 11

—Mobile connections Mobile revenues

Source: IDC NZ Telco Tracker: March 2008 to March 2011

• Mobile subscriber growth has been driven by growth in both handsets and wireless broadband

• Mobile data and smartphones remain key structural growth stories

• Mobile revenue growth has been tempered by competitive in-market dynamics and entrance of a third operator

NZ telecommunications market and regulatory framework 7

ICT market dynamics

The ICT market in New Zealand has historically experienced sustained revenue growth

NZ ICT revenues (NZ$ million)


CAGR '06-'10 = 4%
2,402
2,546
2,689
2,761
2,858
CY2006
CY2007
CY2008
CY2009
CY2010

- Market growth has been driven by increasing levels of innovation and the introduction of higher value-added-services (VAS) being developed
- Transition to IP based networks and fibre based services is further driving convergence
- Cloud based services, including infrastructure-as-a-service (IAAS) products now being offered within the market

Source: IDC New Zealand IT Services Market: Market Analysis, May 2011

NZ telecommunications market and regulatory framework 8

Key market trends

telecomnz

The telecommunications industry continues to evolve rapidly with the development of new technologies, increasing competition and further convergence with other industries

Growth segments

• Continued growth in usage of mobile, internet and data services

• Growing preference for internet-enabled services in the mass market, SME and corporate sectors

• ICT growth to be driven by continued migration to IP based platforms and the adoption of cloud based products and services

Competitive dynamics

• Increasing competitive intensity across all telecommunications and IT services markets

Technological advances and convergence

Convergence between telecommunication services, content and IT services

• Globalisation of technology manufacturers and increased focus on open platform enabled solutions

• Further advancement in technology is expected to be driven by the proliferation of fibre in the fixed market and through the introduction of 4G networks in the mobile market

NZ telecommunications market and regulatory framework 9

telecomnz

II. Company overview

Company overview 10

Introduction

telecomnz

Telecom will be New Zealand’s largest provider of telecommunications and IT services by revenue, customers and assets

• Upon Demerger, Telecom will:

• Provide fixed, mobile and IT products and services to retail and wholesale customers

• Have significant operational scale and a significant customer base

Key Assets

• National PSTN network equipment for fixed line calling

• National XT 3G mobile network

• National backhaul networks

• 50% ownership interest in the Southern Cross international cable

• One of Australia’s most extensive fixed IP networks

Customer Base

• Over 1 million fixed line residential and SME customers in New Zealand

• Over 2 million mobile connections (consumer and business) in New Zealand

• Over 800,000 fixed and mobile internet and broadband customers in New Zealand

• Over 3,000 business clients across Australasia using Gen-i’s services

• Over 6,000 businesses and wholesale customers in Australia using AAPT’s services

• Telecom will purchase fixed line network products on equivalent technical and financial terms to all other industry participants

• The Telecom businesses will not be substantially altered due to the Demerger of Chorus. The key change will be movement from an internal trading to external billing relationship

Company overview 11

Leading market positions

telecomnz

Telecom is New Zealand’s largest provider of telecommunications services, holding #1 or #2 market positions across all core product segments

Fixed voice

CallPlus 4%

Vodafone 7%

TelstraClear 14%

Rest of Market 9%

Telecom 66%

Mobile

2degrees 13%

MVNO 1%

Telecom 40%

Vodafone 46%

Fixed broadband

Rest of Market 14%

CallPlus 7%

Vodafone 10%

TelstraClear 16%

Telecom 53%

ICT

Datacom 8%

Hewlett-Packard 13%

Telecom 13%

IBM 7%

Rest of Market 59%

Source: IDC NZ Telco Tracker, New Zealand market connections, March 2011 and IDC New Zealand IT Services Market: Market Analysis by revenues, May 2011

Company overview 12

Simplified regulatory regime

telecomnz

The proposed regulatory changes were enacted on 30 June 2011 and are conditional on the Demerger of Chorus. Under these changes, Telecom post Demerger will be subject to less of the current Telecom-specific regulations and will compete on a similar regulatory footing with market peers

Pre Demerger Post Demerger

Operational Separation Undertakings ‘three

box’ model1 Yes N/A

Accounting separation2 Yes No

Independent Oversight Group Yes No

Ownership restrictions Yes No

Open access undertakings3 N/A No

Obligations under the TSO4 Yes Yes

Line of business restrictions5 No No

Oversight of transitional and long term

sharing arrangements between Chorus and N/A Yes

Telecom

1 The three box model is defined as the separation of the Chorus, Telecom Wholesale and Retail business units as per the Operational Separation Undertakings.

2 Accounting separation was recently removed under the Telecommunications Amendment Act.

3 The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that Chorus is not required to have separate business units or internal trading.

4 The Telecommunications Amendment Act requires a review of the TSO in 2013.

5 There is a transitional line of business restriction prohibiting Telecom from purchasing UCLL for three years.

Company overview 13

Telecom business units

Telecom will have four customer-facing business units, supported by the Product Business Unit, a network and IT unit (T&SS) and a corporate centre

Wholesale & International	telecom	gen-i	AAPT
$174m FY11 PF adj EBITDA	**$490m FY11 PF adj EBITDA**	**$229m FY11 PF adj EBITDA**	**$90m FY11 PF adj EBITDA**
• Telecom owns significant national backhaul assets and the PSTN network • Wholesale provides voice, mobile, interconnection, managed data and national backhaul products to ~70 RSP customers • International delivers integrated telecoms services between New Zealand, Australia and globally	• Provides mass-market products, services and support to consumer and SME customers • Products include fixed line calling and access, broadband, dial-up, internet, mobile and multimedia services • 85 retail locations including 59 dealer outlets	• Provides ICT solutions to Telecom's business customers across New Zealand and Australia • Services focussed on networked IT and managed solutions in fixed an mobile • 3,300 business clients use Gen-i's ICT services	• Australian telecommunications provider of voice, data, and internet services to Australian consumer, business and wholesale customers • Network includes 11,000km of interstate fibre, data centres in major capital cities, fibre access to 1,300 premises, mid-band ethernet in 180 exchanges

Wholesale & International	Retail	Gen-i	AAPT
Product Business Unit			
T&SS			
Corporate Centre			

Company overview 14

Large scale, strategic assets

telecomnz

Telecom owns and operates significant assets that have high strategic value

New Zealand Assets

National PSTN Network and Backhaul Assets

• Service platforms for voice and data applications

• National backhaul fibre network

• 30 major exchanges

• 2 Auckland gateways

National XT 3G Mobile Network

• Significant mobile tower footprint providing coverage to 97% of places where New Zealanders live and work

XT Network

Good

Fair

Limited

International Assets

Southern Cross International Cable Network (50% interest)

• 28,900km of submarine cable

• 500 optical repeaters

• 1,600km of terrestrial cable

• 9 cable stations

AAPT IP Network

• 11,000km interstate fibre

•Data centres major capital cities

• Fibre access to 1,300 premises

• Mid-band Ethernet in 180 exchanges

Company overview 15

Diversified and comprehensive product portfolio

telecomnz

Telecom offers a comprehensive portfolio of products and services in both telecommunications and IT services and in all end customer markets

Fixed Line

• Fixed line calling

• Fixed line broadband and managed data

Mobile

• Voice services

• Text and multimedia services

• Wireless application services

• Wireless data services

• Mobile equipment sales

• Other mobile network services

Pay $0

upront

IT Services

• Cloud computing services

• Managed IT services

• IT outsourcing

• IT hardware and software procurement

• Professional services

End Markets Served

• Residential + SME + Large Corporate

• Residential + SME + Large Corporate

• Large Corporate + Government

Company overview 16

Strong brand with national presence

telecomnz

Telecom is one of the best known brands in New Zealand and is the consistent #1 preferred provider of telecommunications services in the country New Zealand telecommunications brand net preference1

70% 60% 50% 40% 30% 20% 10% 0%

Jan-07 Mar-07 May-07 Jul-07 Sep-07 Nov-07 Jan-08 Mar-08 May-08 Jul-08 Sep-08 Nov-08 Jan-09 Mar-09 May-09 Jul-09 Sep-09 Nov-09 Jan-10 Mar-10 May-10 Jul-10 Sep-10 Nov-10 Jan-11 Mar-11 May-11 Jul-11

Telecom Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5

Source: TNS, July 2011

1 The New Zealand Telecommunications Brand Net Preference chart is independently compiled by TNS and is based on responses given by a random sample of the New Zealand consumer population. Respondents are asked which of the following statements best describes their overall feelings to each New Zealand Telecommunications brand: 1) “The Only company I’d use”, 2)

“A preferred company”, 3) “Not a preferred company, but I’d use them under circumstances”, 4) “I don’t know enough about them to say”, or 5) “I would never willingly use this company”. The indices for each brand are then calculated as the proportion of respondents that choose statement 1) or 2) for that particular brand and are shown on a 3 month rolling average basis.

Company overview 17

Experienced Board of Directors

Mark Verbiest **Chairman** ***Non-Executive Director***	• Chairman of Transpower NZ and Willis Bond Capital Partners • Director of AMP NZ Office, Freightways, Southern Cross Medical Care Society, and a board member at Financial Markets Authority and the Southern Cross Healthcare Trust
Paul Berriman ***Non-Executive Director***	• Over 25 years of experience in the telecommunications industry, particularly in IPTV, mobile TV, media convergence and quadruple-play • Current Chief Technology Officer of PCCW since May 2007, Hong Kong's largest telecommunications company, leading the Group's product and technology roadmap and strategic developments
Murray Horn ***Non-Executive Director***	• Board member of Telecom since July 2007. Current Chair of New Zealand Government National Health Board • Former Secretary to New Zealand Treasury, New Zealand's representative at the OECD, as a governor at the World Bank and as an alternate director at the IMF
Maury Leyland ***Non-Executive Director***	• Current director of Transpower NZ and Senior Executive at Fonterra since 2005 • 9 years experience with Boston Consulting Group working with New Zealand and Australian corporates
Paul Reynolds ***CEO & Executive Director***	• CEO and director of Telecom since September 2007 • Over 28 years experience in the global telecommunications industry. Former executive member of the board at BT and CEO of BT Wholesale as well as eAccess and current board member of xConnect Networks
Kevin Roberts ***Non-Executive Director***	• Board member of Telecom since August 2008. Current CEO of Saatchi & Saatchi Worldwide • Prior experience includes senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan
Charles Sitch ***Non-Executive Director***	• Extensive strategic, management and operational turnaround expertise • Current advisory director of BKK Investment Bank with over 20 years management consulting experience with McKinsey & Company
Justine Smyth ***Non-Executive Director***	• Current Deputy Chair of NZ Post and Chair of The New Zealand Breast Cancer Foundation, Board member of the Financial Markets Authority and owner and director of Lingerie Brands

Company overview 18

Management team with deep understanding of the business

Paul Reynolds *CEO & Executive Director*	• CEO and director of Telecom since September 2007 • Over 28 years experience in the global telecommunications industry. Former executive member of the board at BT and CEO of BT Wholesale and eAccess. Current board member of xConnect Networks
Tristan Gilbertson *Group General Counsel & Company Secretary*	• Group General Counsel of Telecom since July 2008 • Extensive experience in telecommunications law and regulation. Former roles with Vodafone include legal and regulatory director – Asia-Pacific Region, and governance director – Europe Region
Alan Gourdie *Chief Executive Officer, Retail*	• CEO of Retail since August 2008 • Several years of experience within Heineken including global marketing manager, and managing director of Asia-Pacific Breweries' UK and European operations
David Havercroft *Group Chief Technology Officer*	• Chief Technology Officer of Telecom since April 2010 • Over 26 years experience in the telecommunications industry in Europe and the Asia-Pacific • Prior roles include executive positions in major telecommunications operations, professional services and technology organisations
Nick Olson *Chief Financial Officer*	• CFO of Telecom since October 2010 • Over 20 years finance experience, with 13 years in the investment banking industry • Previous positions within Telecom include Treasurer, General Manager Finance and Group Controller
Chris Quin *Chief Executive Officer, Gen-i*	• CEO of Gen-i since April 2008. Previously General Manager of Gen-i's New Zealand operations • Current board member of NZ ICT Group, ICE HOUSE business incubator and New Centre for Social Innovation
Rod Snodgrass *Chief Product Officer*	• Chief Product Officer of Telecom since April 2011 • Previous positions within Telecom include Group Strategy Director, General Manager of the Wired Division and General Manager of Xtra
Tina Symmans *Corporate Relations Director*	• Corporate Relations Director of Telecom since June 2008 • Currently a director of Turners & Growers Limited and the executive sponsor and trustee on the Telecom Foundation Board
David Yuile *Chief Executive Officer, AAPT*	• CEO of AAPT since 1 July 2011 • Current board member of TransAct and Framehawk. Former COO at AAPT, Director of Networks at PowerTel, CEO of 90 East and Co-Founder of Sales Technology

Company overview 19

telecomnz

III. Strategic priorities

Strategic priorities 20

The Vision2013 strategy aims to deliver momentum, sustainability and growth

In 2008, Telecom developed the Vision2013 business strategy. Telecom is well progressed with implementing initiatives for Vision2013 and will remain focused on delivering this strategy post Demerger

	Generate momentum & cash	Deliver sustainable EBITDA growth	Deliver top level revenue growth
 Enablers	• Set the platform for success • Deliver changes to Telecom's operating model	• Deliver low cost business model • Build required organisational capabilities • Transform back office operations	• Flex operating model to focus on emerging value levers • Maintain strong performance culture and continuous improvement programmes
 Market Strategy	• Exit non-core markets • Develop product portfolio for fibre future	• Implement focused portfolio strategies, supported by robust analysis	• Manage capital and cost base • Identify and deliver corporate development and growth opportunities
 Operational excellence	• Initiate operational simplification programmes • Reduce unnecessary duplication and headcount	• Reduce operational cost base and improve capital expenditure efficiency through improving business processes	• Maintain highly efficient products, platforms and processes
 Commercial excellence	• Drive focus on customer satisfaction and margin improvement	• Enhance customer experience, facilitate commercial innovation and go-to-market execution	• Drive sustainable operational performance while maintaining segment focus • Identify growth categories and maintain strong pipeline

Strategic priorities 21

Telecom Retail business strategy

telecomnz

Telecom Retail’s strategic focus is to grow earnings by strengthening its position as a leading retail services provider

Fixed

• Continue market leadership of fixed broadband / fibre services

• Retain voice and broadband customers through bundled package offerings

• Launch fibre based product offerings

• Focus on mix shift to higher margin users in fixed broadband

Pay $0

upront

Mobile

• Strengthen position in wireless by focusing on both revenue and margin growth

• Continue migration of customers onto the XT network and capitalise on growth opportunities in mobile data

• Switch off CDMA mobile network in 2012

Improve customer service and satisfaction through simplification and “right first time” programmes

Strategic priorities 22

Gen-i business strategy

telecomnz

Gen-i has undertaken a major transformation programme during FY11 to focus on the strategic themes under Vision2013

• Simplify the product offering and value proposition

• Reduce costs and improve performance through cost outs and right first time initiatives

• Retain value in traditional telecommunications business and development of IP based networks

• Target growth in delivering mobile and next generation cloud computing services and growth in trans-Tasman clients

ReadyCloud Server

Gen-i has re-organised itself around two distinct customer segments with specific service offerings:

Enterprise Clients

• Require integrated ICT solutions and have complex needs

• Willing to pay for bespoke solutions and differentiated offerings

Corporate / Business Clients

• Require cost effective and more standardised platform based solutions

• Looking for value based solutions including IP based hosted and cloud services

Strategic priorities 23

Wholesale and International business strategy

telecomnz

Wholesale

Grow earnings through being the leading national wholesale service provider in the market

• Leverage current broad range of services to address the growing demand for communications traffic

• Proactively meet the needs of customers with new lines of business in the future

International

Grow market share and deliver leading integrated telecommunications services between New Zealand, Australia and the rest of the world

• Enhance product offering and achieve targeted growth on a segment by segment basis across all products and services

• Focus on the shift from voice to data based products and services

San Jose New York Frankfurt Tokyo Auckland Sydney

Los Angeles Miami London Dubai Singapore Melbourne

Strategic priorities 24

AAPT business strategy

telecomnz

AAPT’s strategic focus is to deliver revenue growth using its extensive and high-quality IP network capabilities supported by lower cost and online centric customer services and billing capabilities

• Develop new IP-centric business products to support innovative new voice and data solutions

• Continue to rationalise and simplify products, operations and IT platforms

• Develop new IP based product and service offerings supported by efficient back office processes and systems

• Work closely with Gen-i Australia to deliver ICT services to large enterprise clients that operate in New Zealand and Australia

• Deliver growth via ‘on-net’ strategies which leverage AAPT’s proprietary network infrastructure

Adeptability AAPT

Strategic priorities 25

telecomnz

IV. Financial overview

Financial overview 26

Financial highlights

telecomnz

Historical trends

• Historical financial performance has been impacted by a tough New Zealand telecommunications market with limited revenue growth as a result of intense price competition and regulation, similar to many other developed countries

• This limited revenue growth has been offset by the growth in customer usage requirements for mobile and fixed broadband communications

• Strong internal focus to deliver significant improvements in cost and capital efficiency via implementation of Vision2013 initiatives

• Improved free cash flow driven primarily through a reduction in capital expenditure

• Improved EBITDA margins through cost outs and business transformation

Priorities

• Key performance priorities in the near term:

• Continue focus on free cash flow through management of capital and operating costs while also continuing to improve customer satisfaction

• Continue profitable growth in fixed broadband, XT mobile network and ICT

Financial overview 27

Pro forma financials

telecomnz

P&L and cashflow

Pro forma1

Y/E 30 June; NZ$ million 2011

Operating revenues and other gains 5,071

Operating expenses (4,186)

EBITDA 885

Depreciation and amortisation (707)

EBIT 178

Net financing costs (38)

Share of associates’ net profits/(losses) 1

Income tax expense (69)

Net earnings 72

EBITDA 885

Less: Gain on sale (18)

Add: UFB costs 23

Add: asset impairments 215

Add: natural disaster costs 20

Adjusted EBITDA 1,125

Cash flow from operating activities 958

Cash flow from investing activities (407)

FFO2 1,019

Balance sheet

Pro forma

Y/E 30 June 2011; NZ$ million 2011

ASSETS

Cash 324

Receivables and prepayments 767

Total current assets 1,091

Long term investments 125

Long term receivables + derivatives 141

Property, plant, equipment and intangibles 2,676

Total non-current assets 2,942

Total assets 4,033

LIABILITIES AND EQUITY

Accounts payable, accruals, provisions,

short-term derivative liabilities & taxation 1,006

payable

Short term debt 540

Total current liabilities 1,546

Deferred tax liability 96

Long-term derivative liabilities 5

Long-term payables and provisions 35

Long-term debt 538

Total non-current liabilities 674

Total liabilities 2,220

Total invested capital 1,813

Total liabilities and equity 4,033

1. Prepared on an unaudited condensed pro forma basis, underwhich certain adjustments have been applied to the special purpose historical financial statements of New Telecom and for the financial year ended 30 June 2011 to reflect certain transactions that are expected to take place as a result of or in association with the Demerger. See page 34 for more information regarding the basis of preparation.

2 Calculated as adjusted EBITDA less net financing costs plus share of associates’ net profits less income tax expense

Financial overview 28

Solid credit profile and high dividend payout

telecomnz

• S&P expects that Telecom could attain an A-/Stable rating upon Demerger

• Moody’s is likely to assign a preliminary rating of A3/Stable upon Demerger

• Targeting net interest bearing debt (inclusive of associated derivatives) to EBITDA ratio of less than 1.1 times on a long run basis1

• Proposed net debt at demerger: NZ$750 million to NZ$950 million2

• Debt allocation process currently underway

• Repayment of the CHF, CAD and USD EMTNs and novation of GBP EMTNs to Chorus

• NZ$541 million Telebonds to remain with Telecom, pending approval from Telebond holders

• Dividend policy for FY12: ~90% of adjusted NPAT

• Subject to there being no material adverse changes in circumstances or operating outlook

• Expect to impute dividends to the extent practicable

1 For credit rating agency purposes, this ratio equates approximately to net interest bearing debt (inclusive of associated derivatives) / EBITDA of 1.5 times. The difference between the two ratios is primarily due to the capitalisation of operating leases.

2 The actual net debt figure will vary depending on the amount of Telecom’s operating, investing and financing cash flows in the period prior to the Demerger and market rates at that time. The net debt figure reflects net interest bearing debt and includes associated derivatives.

Financial overview 29

Key investment highlights

telecomnz

#1 Leading NZ telecommunications and IT services provider with #1 or #2 positions in all core markets

#2 Able to compete on a similar regulatory footing with market peers

#3 Strong brand with national presence

#4 Large scale, strategic assets

#5 Diversified and comprehensive product portfolio

#6 Clear strategic objectives to deliver improved momentum, sustainability and growth

#7 Experienced Board and management team

#8 Sustained earnings performance within a challenging market

#9 FY11 pro forma sales of NZ$5,071m and adjusted EBITDA of NZ$1,125m1

1 Telecom pro forma FY11 EBITDA of NZ$885 million adjusted for one off items of; a gain of NZ$18 million due to the sale of the consumer division of AAPT’s, operations to iiNet, costs of NZ$23 million in relation to Telecom’s UFB proposal, one-off costs of NZ$20 million in relation to the Canterbury earthquakes; and impairment charges of NZ$215 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

Financial overview 30

telecomnz

Appendix A: Historical financial information

Financial overview 31

Historical special purpose financials

telecomnz

Historical special purpose financials1

Y/E 30 June; NZ$ million 2009 2010 2011

Operating revenues and other gains 5,542 5,150 4,974

Operating expenses (4,662) (4,131) (4,122)

EBITDA 880 1,019 852

Depreciation and amortisation (726) (824) (784)

EBIT 154 195 68

Net financing costs (201) (180) (188)

Share of associates’ net profits/(losses) (1) 1 1

Income tax credit 22 3 9

Net earnings (26) 19 (110)

EBITDA 880 1,019 852

Less: Gain on sale - - (18)

Add: UFB costs - - 23

Add: asset impairments - 101 215

Add: natural disaster costs - - 20

Adjusted EBITDA 880 1,120 1,092

Cash flow from operating activities 1,836 1,982 1,575

Cash flow from investing activities (949) (787) (462)

1 See page 34 for more information regarding the basis of preparation

Financial overview 32

Telecom FY11 EBITDA bridge

telecomnz

Telecom EBITDA (NZ$ million)

755 97 852 33 885 240 1125

Telecom excl.

Chorus BU FY111

Carve out allocation2

Special purpose FY11

Pro forma adjustments3

Pro forma FY11

One-off items 4

Adj. pro forma FY11

• Special purpose FY11- Reflects the FY11 EBITDA of the businesses that are expected to be held by Telecom as if it were operated as part of the Telecom Group

• Pro forma and adjusted pro forma FY11 - Illustrates the estimated effect on the special purpose FY11 EBITDA for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010

• Special purpose, pro forma and adjusted pro forma FY11 do not represent what the FY11 EBITDA of Telecom may have been had it operated as a separate legal entity5

1 Reported Adjusted EBITDA of NZ$995 million reduced for one off items of: gain of NZ$18 million due to the sale of the consumer division of AAPT’s operations to iiNet, costs of NZ$23 million in relation to Telecom’s UFB proposal, one-off costs of NZ$20 million in relation to the Canterbury earthquakes; and impairment charges of NZ$215 million were recognised on copper-based regulatory assets.

2 Adjustment of NZ$97 million increase due to the to allocation of assets and earnings through the carve out process.

3 Adjustment of NZ$33 million increase from Historical to pro forma EBITDA due to: increase in operating expense as Telecom can no longer allocate certain costs to Chorus, a decrease in expenses as certain high cost legacy products are replaced with regulated products and a further decrease in expenses due to certain co-location services being recognised as finance lease arrangements.

4 Adjustments of NZ$240 million for one off items of: gain of NZ$18 million due to the sale of the consumer division of AAPT’s operations to iiNet, costs of NZ$23 million in relation to Telecom’s UFB proposal, one-off costs of NZ$20 million in relation to the Canterbury earthquakes; and impairment charges of NZ$215 million recognised on copper-based regulatory assets.

5 See page 34 for more information with respect to the basis of preparation

Financial overview 33

Additional information regarding financial data

telecomnz

Special purpose historical financial information

The special purpose historical financial statements of Telecom represent the financial records for the businesses that will be held by Telecom at Demerger date. In preparing the special purpose financial statements, management has made a number of assumptions and estimates in order to apportion historical revenues and expenses of Telecom between Chorus and Telecom. The special purpose financial statements reflect the assets, liabilities and results of the businesses that are expected to be held by Telecom as they were operated as part of Telecom. The special purpose financial statements are based on assumptions and estimates and do not represent what the results of operations, cash flows or financial position of Telecom would have been had it not owned Chorus during the years presented.

Pro forma financial information

The Telecom pro forma financial statements have been derived from the Telecom special purpose financial statements and illustrate the estimated effect on the special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position. You should refer to section 8.2 of the Scheme Booklet for information regarding the pro forma adjustments that are reflected in the Telecom pro forma financial statements.

The pro forma financial statements do not represent what the results of operations, cash flows, or financial position of Telecom may have been had not owned Chorus for the periods indicated, and does not project the results of operations, cash flows, or financial position of Telecom in the future.

The pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

Non GAAP financial measures

This presentation includes the following non-GAAP financial measures:

• EBITDA – EBITDA is earnings before interest, tax, depreciation and amortisation. Telecom calculates EBITDA by adding back/(deducting) depreciation, amortisation, finance expense/(income), share of associates’(profits)/loss and taxation expense to net earnings/(loss) from continuing operations;

• Adjusted EBITDA – adjusted EBITDA is pro forma EBITDA adjusted to reflect the removal of certain one-off costs. The following one-off gains and costs have been removed to determine adjusted EBITDA:

• The consumer division of AAPT’s operations was sold to iiNet for A$60 million. This sale resulted in a one-off gain on sale of NZ$18 million;

• Costs of NZ$23 million incurred in relation to Telecom’s UFB proposal;

• One-off costs of NZ$20 million recognised in relation to the Canterbury earthquakes; and

• Impairment charges of NZ$215 million were recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

• Funds from operations – FFO is adjusted EBITDA less income tax expense and net interest expense

Financial overview 34

Investor Presentation

September 2011

Chorus

Disclaimer

Forward-Looking Statements

This presentation includes forward-looking statements regarding future events and the future financial performance of Chorus, including forward looking statements regarding the Demerger, industry trends, strategies, capital expenditure, the construction of the UFB network, credit ratings and future financial and operational performance. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Chorus control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the Scheme Booklet, including, in particular, in the section titled “Risks in relation to New Chorus, New Telecom and the Demerger”. Except as required by law or the listing rules of the stock exchanges on which Chorus is listed, Chorus undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Chorus uses Earnings Before Interest, Taxation, Depreciation and Amortisation, (‘EBITDA’) adjusted EBITDA and funds from operations when (‘FFO’) discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with International Financial Reporting Standards (‘IFRS’). They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation, or considered a substitute for measures reported in accordance with IFRS. Management believes that these measures provide useful information as they are used internally to evaluate performance, analyse trends on cash-based expenses, establish operational goals and allocate resources. See slide 33 for a description of how these measures are calculated.

Basis of preparation of financial information

This presentation includes financial information about Chorus that has been prepared on several bases of accounting, including an historical special purpose (carve-out) basis and a pro forma basis. See slide 33 for more information about the basis of accounting.

The pro forma financial information in this presentation is not intended to and does not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United Stated Securities and Exchange Commission in respect of pro forma financial information.

Not an offer of securities

This presentation is not an offer of securities. The securities to be issued in the Demerger have not been registered under the United States Securities Act of 1933 (“US Securities Act”) and may not be offered or sold in the United States except in transactions that are exempt from or not subject to the registration requirements of the US Securities Act.

2

Key investment highlights

#1 Leading national provider of New Zealand fixed line telecom infrastructure with significant fixed network build experience

#2 Significant tangible asset backing with a strong brand in New Zealand

#3 Stable long term demand trends

#4 Improved regulatory framework and long term regulatory certainty on product set and product pricing, and aligned incentives with Government

#5 High quality customer base of retail service providers

#6 Cornerstone partner with the Government in the UFB Initiative with UFB capex supported by low cost Government capital

#7 Solid and stable financial outlook with strong cash flow generation

#8 Clear strategic objectives

#9 Experienced management team with proven ability in rolling out and operating telecommunication networks

#10 FY11 pro forma revenue of NZ$1,050m and adjusted EBITDA of NZ$676m1

1 Chorus pro forma FY11 EBITDA of NZ$606 million adjusted for one off items of; NZ$6 million in relation to Telecom’s UFB proposal, one-off costs of NZ$22 million in relation to the Canterbury earthquakes; and impairment charges of NZ$42 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

3

Agenda

#1 Fixed line market overview

#2 Company overview

#3 Overview of the UFB Initiative and proposed regulatory framework

#4 Strategic priorities

#5 Financial overview

4

I. Fixed line market overview

Fixed line market overview 5

Fixed line market overview

The fixed line market in New Zealand has historically experienced a gradual decline in fixed voice connections offset by steady growth in fixed broadband connections

New Zealand fixed line connections

Fixed connections (000s)

2,000

1,750

1,500

1,250

1,000

750

500

CAGR ’08-’11 = (1)%

CAGR ’08-’11 = 12%

Q3 08

Q4 08

Q1 09

Q2 09

Q3 09

Q4 09

Q1 10

Q2 10

Q3 10

Q4 10

Q1 11

Q2 11

Q3 11

Fixed broadband Fixed voice

Source: IDC NZ Telco Tracker: March 2008 to March 2011

Slower rate of decline in fixed connections compared to comparable overseas markets

Relatively low fixed-to-mobile substitution rates due to:

Free fixed line local calling

Absence of “unlimited” mobile usage plans

Consistent growth in fixed broadband connections with current penetration rates of approximately 65%

Fixed line market overview 6

II. Company overview

Company overview 7

Chorus is NZ’s largest telecoms utility business

• Chorus owns and operates nationwide fixed line access network infrastructure comprising local exchanges, cabinets and approximately 1.8 million lines that connect NZ homes and businesses

• While Chorus can be considered a new entity post demerger, it has been operating as a separate independent operational business within Telecom since March 2008

• Upon Demerger, Chorus will:

Be a national provider of Layer 1 and Layer 2 wholesale local access network copper and fibre services to retail service providers

Provide a comprehensive range of backhaul and co-location services to retail service providers

Sell services to customers on a open access, non-discriminatory and equivalence of inputs basis (i.e. with exactly the same price and technical specification)

Have a significant asset base including over 130,000km of copper cables, 27,600km of fibre cables, 602 local telephone exchanges and 11,430 cabinets

Manage its copper and fibre network through provision of build, installation and maintenance services

Be the Government’s cornerstone partner in the rollout of fibre infrastructure in 24 of the 33

UFB candidate areas, covering approximately 70% of the UFB coverage area, with potential to expand its role

Connect end-users (consumers, SMEs and corporates) and install certain equipment in their premises

Company overview 8

Leading national provider of fixed line access

New Zealand fixed line connections

Other 7%

Chorus 93%

Source: Management estimates

• Chorus’ fixed access network is employed by telecommunications service providers to deliver phone and internet services to New Zealanders

• New Zealand has approximately 1.8 million fixed connections

• Chorus currently has a market share of approximately 93% of the New Zealand fixed line access market

• Other providers include TelstraClear’s HFC network and localised fibre operators including Citylink

Company overview 9

Significant asset base



11430
Roadside Cabinets
Including FTTN cabinets
Fibre Network
Copper Network
602
Local Exchanges
e.g. Lower Hutt
FTTN
(Fibre to the Node)
FTTP
(Fibre to the Premise)
Copper
(Existing Copper)
To Core and International networks
Cell Tower
Access Network
The Access Network connects a home, business or structure to the telecommunications equipment - often a Local Exchange
Regional Backhaul
The Regional Backhaul links the Local Exchanges to the Major exchanges or Core Network

- Chorus' network assets currently include:
  - ✓ **Copper** – 602 telephone exchanges, 11,430 cabinets and approximately 130,000km of copper cables
  - ✓ **Fibre** – approximately 27,600km of fibre optic cable and ~3,600 fibre-fed roadside cabinets
- Chorus will expand its fibre asset base by an estimated 20,000km through the UFB Initiative and the Rural Broadband Initiative

Company overview 10

Well established product set and clear regulatory framework

• Chorus’ products and services are well established and will predominantly be regulated and offered to its customers on an open access, non-discriminatory and equivalence basis

Fibre Products

Copper Products

Backhaul

Co-Location

Field Services

Product Offering

• A national provider of layer 1 and layer 2 (bitstream) wholesale fibre local access network

• A national provider of layer 1 and layer 2 (bitstream) wholesale copper local access network

• Aggregation and transportation of customer access traffic from exchange or cabinet to “hand over” point

• Rental of space in Chorus premises (mainly exchanges or cabinets)

• Network provisioning, maintenance and build out activities

Regulation Considerations

• Prices contractually agreed with CFH until 30 Dec 2019

• No Layer 1 fibre unbundling until 30 Dec 2019

• Pre-demerger regulatory pricing framework remains in place

• Price and non-price terms largely regulated and governed by Standard Terms Determinations (STD)

• Rural and urban UCLL and SLU prices averaged from Nov 2014

• UBA pricing fixed until 2014

• Fibre and copper based products, with regulated price and non price terms

• Regulated price and non price terms

• Not regulated

Company overview 11

High quality customer base

• Chorus will have approximately 70 customers, approximately 84% of its pro forma revenues in FY11 being derived from the sale of its products and services to Telecom

• Chorus’ customer base comprises Retail Service Providers (RSPs) and other access seekers who will consume services such as PSTN resale and wireless radio

New Zealand RSPs

telecomnz

vodafone

TelstraClear

CallPlus

orcon

communications

Woosh

snap!

ACTRI for internet

baycity COMMUNICATIONS

WorldNet

TrustPower

Inspire.NET

Kordia™ people & technology as one

MAXNET Tame the machines.

ICONZ

Pl.net

Airnet It’s sorted.

Other access network customers

FXnetworks

TeamTalk HOW WORK GETS DONE

Vector®

enable NETWORKS

CITYLINK

Serious Broadband

Company overview 12

Proven track record in building and operating telecommunication networks

Fibre-to-the-node (FTTN) Project

• One of New Zealand’s largest telecommunications projects

• 3 year project commenced in March 2008

• Deployment of 2,500km of fibre and installation of 3,600 fibre-fed roadside cabinets

• Approximately 750,000 customers to have ability to connect to faster broadband cabinets by end of 2011

• Deployment of fibre to the premise to around 5,800 sections in new housing developments

All objectives to be completed on time by 31 December 2011

All objectives to be completed within the budget of NZ$500m

Company overview 13

Experienced Board of Directors

The Chorus Board has substantial telecoms and local market experience

- Chorus has operated independently since 2008 but has not had its own Board
- Chorus board members were drawn from both the Telecom board and external candidates

Sue Sheldon CNZM ***Chairman*** ***Non-Executive Director***	• Member of the Telecom Board since June 2010. Current director of Contact Energy, Freightways, Paymark and the Reserve Bank of New Zealand • Former director of Smiths City Group, Wool Grower Holdings and Wool Industry Network and former president of the New Zealand Institute of Chartered Accountants
Prue Flacks ***Non-Executive Director***	• Current director of Bank of New Zealand and Mighty River Power and a trustee of the Victoria University Foundation • Extensive specialist experience in commercial law and, in particular, banking and finance and securities law
John Hartley ***Non-Executive Director***	• Extensive experience across a range of industries in senior executive and non-executive positions including chairman of SkyCity, CEO of Brierley NZ and Solid Energy and CFO of Lend Lease Australia • Current roles include Deputy Chair of ASB Bank, ASB Life and VisionFund International and is a director of Mighty River Power
Keith Turner ***Non-Executive Director***	• Extensive experience in the electricity sector. Current chairman of Fisher and Paykel Appliances, deputy chairman of Auckland International Airport and director of Spark Infrastructure • Prior roles include CEO Meridian Energy for 9 years from its establishment in 1999
Anne Urlwin ***Non-Executive Director***	• Over 20 years directorship experience across the energy, health, construction, regulatory, internet, infrastructure and banking sectors • Current Chairman of Lakes Environmental, Naylor Love Enterprises and a director of Meridian Energy and New Zealand Cricket
Clayton Wakefield ***Non-Executive Director***	• Over 30 years experience across the banking, financial services, telecommunications and technology sectors. Current executive director and owner of Techspace Consulting Limited • Previous roles include Head of Technology and Operations at ASB Bank Limited, chairman and director of Electronic Transactions Services and chairman and director of Visa New Zealand

Company overview 14

Management team with deep understanding of the business and fixed network deployment

Mark Ratcliffe *CEO & Executive Director*	• CEO of Chorus since March 2008 • 20 years experience within Telecom across finance, marketing, product development, product management and IT
Ed Beattie *General Manager, Property & Network Operations*	• Over 30 years experience within Telecom building and maintaining fixed line and mobile telecommunications networks in New Zealand, including the recent deployment of the FTTN network • Responsible within Chorus for managing the performance of Chorus' fibre and copper network and maintaining its portfolio of network assets
Sarah Broadhurst *General Manager, Human Resources*	• Over 10 years experience in human resources in New Zealand and the UK in a wide range of industries • Responsible within Chorus for building organisational capability, culture and people management
Victoria Crone *General Manager, Sales & Marketing*	• Over 15 years experience in sales and marketing of telecommunications products • Responsible within Chorus for responsible for managing the product portfolio, customer management, business development, marketing, brand and communications
Chris Dyhrberg *General Manager, Network Build*	• Significant experience in network deployment including the copper unbundling and FTTN network • Responsible within Chorus for network investment, planning, capital management and the roll out of the ultra-fast broadband and rural broadband initiatives
Brian Hall *Acting Chief Financial Officer*	• Appointed Chorus Financial Controller and acting Chief Financial Officer in the interim • Over 20 years finance within Telecom across a variety of finance related roles • Prior experience includes senior audit manager with PriceWaterhouseCoopers
Vanessa Oakley *General Counsel & Company Secretary*	• Over 17 years experience in law and policy, mainly in relation to regulated telecoms infrastructure • Responsible within Chorus for legal and regulatory affairs, government relations, compliance, audit and risk
Ewen Powell *Chief Information Officer*	• Over 18 years industry experience managing technology, services and partnerships that combined operate a national communications network • Responsible within Chorus for technology and enterprise infrastructure and managing the systems platforms to deliver business and customer operations.
Nick Woodward *General Manager, Customer Services*	• Extensive experience across IT, sales and customer management roles in the financial and telecommunications industries throughout Europe and in the United States • Responsible within Chorus for managing operational business transactions between customers, suppliers and partners

Company overview 15

III. Overview of the UFB Initiative and proposed regulatory framework

Overview of the UFB Initiative and proposed regulatory framework 16

The UFB Initiative

The Government’s objective is to achieve the roll-out of the Ultra-Fast Broadband FTTP network to 75% of New Zealanders by 2019

• The Government has committed NZ$1.35 billion of investment for UFB network deployment

• Crown Fibre Holdings (CFH) has been established to manage the Government’s investment

• Chorus awarded 24 of the 33 candidate areas, including Auckland and Wellington, covering 830,900 premises

• Prioritised deployment to schools, hospitals, health service providers and businesses by 2015

• The network deployment comprises:

• The UFB Network which will deliver fibre past premises; and

• The connection of premises to the UFB Network as dictated by demand (including equipment installation)

• Minimum speeds of 30Mbps downstream and 10Mpbs upstream

• Aligns interests of Chorus with the Government’s UFB objectives

Overview of the UFB Initiative and proposed regulatory framework 17

UFB Initiative partners and coverage areas

Chorus has been awarded 24 of the 33 candidate areas, including Auckland and Wellington, covering approximately 830,900 premises

UFB build partners (% coverage area and funding)

Northpower 2%

Chorus 69%

Enable 15%

Ultra Fast Fibre 14%

Chorus proposed network coverage

No. Premises Chorus access network

(000s) Fibre Copper

Chorus UFB coverage 831

Other LFCs UFB coverage 350 CBD fibre + FTTN

Not covered by UFB 400 FTTN to c.93%

Expected 2020 UFB coverage

• Chorus

• Northpower

• Ultra Fast Fibre

• Enable Networks

Whangarei

Waiheke Island

Cambridge

Tauranga

Rotorua

Whakatane

Gisborne

Napier/Hastings

Palmerston North

Masterton

WELLINGTON

Bienhiem

AUCKLAND

Pukekohe

Waluku

Hamilton

Te Awamutu

Tokoroa

Taupo

New Plymouth

Hawera

Wanganul

Feilding

Levin

Kapiti

Nelson

Greymouth

Queenstown

Rangiora

CHRISTCHURCH

Rolleston

Ashburton

Timaru

Oamaru

Dunedin

Invercagill

Overview of the UFB Initiative and proposed regulatory framework 18

Chorus’ cornerstone role in the UFB Initiative

• As the cornerstone UFB participant, Chorus will have access to approximately NZ$929 million of the Government’s UFB investment via the CFH Securities

• The Government, through CFH, is committed to invest progressively based upon the number of premises that have been passed by Chorus’ fibre network

Forecast CFH investment in Chorus (NZ$ million)1

167

149

285

255

404

361

522

467

641

573

759

679

878

785

929

831

2013F 2014F 2015F 2016F 2017F 2018F 2019F 2020F

Cumulative CFH investment ($NZm)

Cumulative number of premises passed (‘000)

1 Shows combined debt and equity CFH funding drawdown amounts. Note that warrants will also be issued with the equity component.

Overview of the UFB Initiative and proposed regulatory framework 19

CFH Securities

The approximately NZ$929 million investment available from the Government will be split 50/50 between CFH Debt and Equity Securities

CFH Debt Securities

• Unsecured

• Non-interest bearing

• Redeemed by Chorus in tranches from 30 June 2025 to 30 June 2036 at the latest

• If end-user fibre uptake in the Chorus candidate areas is less than 20% at 30 June 2020, the repayments from 30 June 2025 will be accelerated

CFH Equity Securities

• No right to vote at shareholder meetings

• Attract no dividend payments before 2025

• From 30 June 2025 onwards, an increasing portion of the CFH Equity Securities will attract dividend payments

• If end-user fibre uptake is less than 20% at 30 June 2020, the portion of CFH Equity Securities that attract dividends increases at a faster rate

• Additionally, CFH will be issued long term warrants per each tranche of equity securities with a strike price based upon a cumulative TSR of 16% per annum.

Overview of the UFB Initiative and proposed regulatory framework 20

Contracted fibre pricing certainty

Within the CFH contract period, the price tracks for the core Chorus fibre products are agreed within the WSA¹. These price tracks are designed to enable the convergence of product offerings over time to stimulate fibre uptake

Key product price tracks

Price per month (NZ$)

460

440

420

380

360

60

50

40

30

455

380

55

38

455

380

50

43

2011F 2012F 2013F 2014F 2015F 2016F 2017F 2018F 2019F

Bitstream 2 - Entry level consumer (30/10)2

Bitstream 4 - Business (100/100)4

Bitstream 3 - Household (100/50)3

Bitstream 4 - Premium Business (1G/1G)5

1 The Wholesale Service Agreement sets the price path for fibre products, not copper products. All products are subject to regulation by the Commerce Commission. In the event the Commission regulates fibre prices below the contracted price paths, Chorus will be eligible to receive contractual compensation up to the value of NZ$350 million by way of adjustments to the existing contractual arrangements, such as a deferral of repayments.

2 Monthly price at commencement of $37.50 (excl. GST). 30 Megabits per second downstream and 10 Megabits per second upstream.

3 Monthly price at commencement of $55.00 (excl. GST). 100 Megabits per second downstream and 50 Megabits per second upstream.

4 Monthly price at commencement of $380.00 (excl. GST). 100 Megabits per second downstream and 100 Megabits per second upstream.

5 Monthly price at commencement of $455.00 (excl. GST). 1 Gigabit per second downstream and 1 Gigabit per second upstream.

Overview of the UFB Initiative and proposed regulatory framework 21

Simplified regulatory regime

• The proposed regulatory changes were enacted on 30 June 2011 and are conditional on the Demerger of Chorus

• Chorus will enter into new, simplified, undertakings relating to the provision of services and pricing of the copper access network products and also for the provision of services on the fibre network

Telecom pre Demerger Chorus post Demerger

Operational Separation Undertakings ‘three box’ model1 Yes N/A

Accounting separation2 Yes No

Independent Oversight Group Yes No

Ownership restrictions Yes Yes

Open access undertakings3 N/A Yes

Obligations under the TSO4 Yes Yes

Line of business restrictions5 No Yes

Oversight of transitional and long term sharing arrangements between Chorus and Telecom N/A Yes

Aligned regulatory regime enabling long term fixed network investment No Yes

1 The three box model is defined as the separation of the Chorus, Telecom Wholesale and Retail business units as per the Operational Separation Undertakings.

2 Accounting separation was removed under the Telecommunication Amendment Act.

3 The new open access deeds of undertakings are primarily aimed at holding the principles of non-discrimination and equivalence. The draft open access deeds of undertakings currently provide that New Chorus is not required to have separate business units or internal trading.

4 The Telecommunications Amendment Act requires a review of the TSO in 2013.

5 Chorus will be restricted to selling products and services only to non-end-users as per the register that will be kept by the Commerce Commission.

Overview of the UFB Initiative and proposed regulatory framework 22

IV. Strategic priorities

Strategic priorities 23

Chorus business strategy – shorter term

In the shorter term, Chorus will transition to a new business model focusing on efficient operation of the existing network infrastructure, achieving UFB deployment plan targets and creating momentum as the business shifts to a fibre-centric platform

#1 Manage separation from Telecom

#2 Build the UFB and RBI Networks and promote fibre uptake

#3 Develop partnerships with other Local Fibre Companies

• Deliver efficient standalone listed business

• Maintain efficient copper network business

• Meet short term UFB priority roll out objectives

• Raise awareness about the benefits of migrating to fibre

• Develop new fibre-centric products with RSPs

• Engage in partnership discussions with local fibre companies to increase efficiencies across the UFB Initiative

Strategic priorities 24

Chorus business strategy – longer term

Over the longer term, Chorus’ business strategy is to drive sustainable shareholder growth by enhancing its position as New Zealand’s leading nationwide provider of telecommunications infrastructure

#1 Drive operating efficiencies in existing copper and new fibre networks

#2 Guide transition to a fibre centric world

#3 Comply with the UFB Agreements and Rural Broadband Initiative

• Implement cost minimisation practices to drive efficient copper and fibre networks

• Deliver further Capex optimisation

• Enhance service to improve customer loyalty and satisfaction

• Develop new fibre based products and services that will allow RSPs to take advantage of higher bandwidth technology

• Deliver all aspects of the UFB Agreements and RBI contracts and meet key performance thresholds

• Deliver FTTP within each UFB candidate area to ensure coverage reaches 75% of the NZ population by 2019

Strategic priorities 25

V. Financial overview

Financial overview 26

Summary financial information

P&L and cashflow

Pro forma¹

Y/E 30 June; NZ$ million 2011

Operating revenues and other gains 1,050

Operating expenses (444)

EBITDA 606

Depreciation and amortisation (320)

EBIT 286

Net interest expense (102)

Income tax expense (56)

Net earnings 128

EBITDA 606

Add: UFB costs 6

Add: asset impairments 42

Add: natural disaster costs 22

Adjusted EBITDA 676

Funds from operations (FFO)² 518

Cash flow from investing activities (428)

Balance sheet

Pro forma¹

Y/E 30 June 2011; NZ$ million 2011

ASSETS

Receivables and prepayments 11

Total current assets 11

Property, plant, equipment and intangibles 2,425

Total non-current assets 2,425

Total assets 2,436

LIABILITIES AND EQUITY

Accounts payable, accruals, provisions, short-term derivative liabilities & taxation payable 54

Short term debt 1,700

Total current liabilities 1,754

Deferred tax liability 163

Long-term payables and provisions 97

Total non-current liabilities 260

Total liabilities 2,014

Total invested capital 422

Total liabilities and invested capital 2,436

1 Prepared on an unaudited condensed pro forma basis, under which certain adjustments have been applied to the audited Historical carve-out financial statements as of and for the financial year ended 30 June 2011 to reflect certain transactions that are expected to take place as part of or in association with the Demerger

2 FFO calculated as adjusted EBITDA less income tax expense and net interest expense.

Financial overview 27

Chorus capital requirements

Chorus will require capital to build out fibre networks and internal operating capabilities as well as for maintenance of both copper and fibre networks on an ongoing basis

Network build

Business separation

Network maintenance

• UFB Network total cost of deployment is estimated at NZ$1.4 – 1.6 billion

• c.NZ$929 million to be funded by the New Zealand Government

• c.NZ$470 - 670 million to be funded by Chorus

• UFB average premise connection cost expected to be c.NZ$900 – 1,000, in real terms

• RBI funded through direct New Zealand Government contribution of NZ$48 million and the Telecommunications Development Levy of NZ$252 million over six years

• Investment in fibre based systems is required to support the operation of the UFB network

• Development of fibre based products and services will be required over the short to medium term

• On an ongoing basis Chorus will have to maintain both the nationwide copper and fibre networks

• While the Chorus UFB Network will cover 830,900 premises by the end of 2019, a significant number of premises will require a copper fixed line connection over the medium to long term

Financial overview 28

Capital structure and dividend policy

• Chorus has been assigned preliminary ratings by the following ratings agencies:

• S&P: BBB / Stable

• Moody’s: Baa2 / Stable

• Targeting net interest bearing debt (inclusive of associated derivatives) to EBITDA that does not materially exceed 3.5 times1 on a long run basis

• Dividend policy: expects to pay an FY12 dividend of 25 cps per annum2

• The future dividend policy of Chorus remains a matter for the Chorus Board and may change over time

• Subject to there being no material adverse changes in circumstances or operating outlook

• Intends to impute dividends to the extent practicable

• If at any time Chorus’ credit rating falls below investment grade while CFH Debt Securities remain outstanding, Chorus will be prohibited from paying dividends without CFH’s approval

• Proposed net interest bearing debt (inclusive of associated derivatives): approximately NZ$1,700 million

• Equivalent to interest bearing debt (inclusive of associated derivatives) to EBITDA of approximately 2.6 times at Demerger

• Bridge facility of NZ$2,000 million available at Demerger

• Bond process for exchange of Telecom GBP EMTNs provides long dated debt maturity profile

• Seeking to arrange syndicated bank facility of ~NZ$1,000 million for up to 5 years

1 For the purposes of this metric net debt includes the senior portion of CFH Debt Securities, but excludes the subordinated portion of CFH Debt Securities and the CFH Equity Securities.

2 It is expected that the Demerger will occur part way through the 2012 financial year, and as a result the 2012 financial year dividend pay out will be prorated to reflect only the post-Demerger period. It is expected that Chorus’ first dividend will be declared post 30 June 2012.

Financial overview 29

Key investment highlights

#1 Leading national provider of New Zealand fixed line telecom infrastructure with significant fixed network build experience

#2 Significant tangible asset backing with a strong brand in New Zealand

#3 Stable long term demand trends

#4 Improved regulatory framework and long term regulatory certainty on product set and product pricing, and aligned incentives with Government

#5 High quality customer base of retail service providers

#6 Cornerstone partner with the Government in the UFB Initiative with UFB capex supported by low cost Government capital

#7 Solid and stable financial outlook with strong cash flow generation

#8 Clear strategic objectives

#9 Experienced management team with proven ability in rolling out and operating telecommunication networks

#10 FY11 pro forma revenue of NZ$1,050m and adjusted EBITDA of NZ$676m1

1 Chorus pro forma FY11 EBITDA of NZ$606 million adjusted for one off items of: NZ$6 million in relation to Telecom’s UFB proposal, one-off costs of NZ$22 million in relation to the Canterbury earthquakes; and impairment charges of NZ$42 million recognised on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments.

Financial overview 30

Appendix A: Additional financial information

Financial overview 31

Historical special purpose financials

Historical special purpose financials¹

Y/E 30 June; NZ$ million 2009 2010 2011

Operating revenues and other gains 1,164 1,152 1,133

Operating expenses (365) (407) (494)

EBITDA 799 745 639

Depreciation and amortisation (191) (208) (243)

EBIT 608 537 396

Income tax expense (182) (174) (120)

Net earnings 426 363 276

EBITDA 799 745 639

Add: UFB costs 6

Add: asset impairments 42

Add: natural disaster costs 22

Adjusted EBITDA 709

Cash flow from operating activities (285) (221) (226)

Cash flow from investing activities (333) (304) (373)

1 See page33 for more information on the basis of preparation.

Financial overview 32

Additional information regarding financial data

Special purpose historical financial information

The special purpose historical financial statements of Chorus represent the financial records for the businesses that will be held by Chorus at Demerger date. In preparing the special purpose financial statements, management has made a number of assumptions and estimates in order to apportion historical revenues and expenses of Telecom to Chorus. The special purpose financial statements reflect the assets, liabilities and results of the businesses that are expected to be held by Chorus as they were operated as part of Telecom. The special purpose financial statements are based on assumptions and estimates and do not represent what the results of operations, cash flows or financial position of Chorus would have been had it been a separate entity during the years presented.

Pro forma financial information

The Chorus pro forma financial statements have been derived from the Chorus special purpose financial statements and illustrate the estimated effect on the special purpose financial statements as at and for the year ended 30 June 2011 of certain aspects of the Demerger as if it had occurred on 1 July 2010 for the income statement and statement of cash flows, or on 30 June 2011 for the statement of financial position. You should refer to section 6.2 of the Scheme Booklet for information regarding the pro forma adjustments that are reflected in the Chorus pro forma financial statements.

The pro forma financial statements do not represent what the results of operations, cash flows, or financial position of Chorus may have been had not owned Chorus for the periods indicated, and does not project the results of operations, cash flows, or financial position of Chorus in the future.

The pro forma financial statements are not intended to and do not comply with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission in respect of pro forma financial information.

Non GAAP financial measures

This presentation includes the following non-GAAP financial measures:

• EBITDA – EBITDA is earnings before interest, tax, depreciation and amortisation. Chorus calculates EBITDA by adding back/(deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/loss and taxation expense to net earnings/(loss) from continuing operations;

• Adjusted EBITDA – adjusted EBITDA is pro forma EBITDA adjusted to reflect the removal of certain one-off costs. The following one-off costs have been removed to determine adjusted EBITDA:

• Costs of NZ$6 million incurred in relation to Telecom’s UFB proposal;

• One-off costs of NZ$22 million recognised in relation to the Canterbury earthquakes; and

• Costs of NZ$42 million of asset impairment charges on copper-based regulatory assets due to the combined effect of the move to a fibre-oriented world and regulatory developments

• Funds from operations – FFO is adjusted EBITDA less income tax expense and net interest expense

Financial overview 33

Invitation

Telecom

demerger

investor

road show

telecomnz

You are cordially invited to attend the Telecom demerger investor road show.

Please join us to hear Paul Reynolds, Telecom CEO, outline the proposed demerger of Telecom, including the benefits to shareholders of the proposal. Dr Reynolds will also be available to answer any questions you have regarding the proposal.

Snacks and beverages will be provided.

RSVP

Please RSVP either by calling 0800 550012, or by sending an email to rsvproadshow@ telecom.co.nz with the location where you would like to attend in the subject of the email.

Where and when

Dunedin

Monday

26 September 2011

11:45am

The Conference Room

Dunedin Public Art Gallery

30 The Octagon

Dunedin

Christchurch

Monday

26 September 2011

5.15pm

Russley Golf Club

428 Memorial Ave

Russley

Christchurch

Auckland

Tuesday

27 September 2011

5.15pm

Telecom Place

167 Victoria Street West

Auckland

Tauranga

Thursday

29 September 2011

11.45am

Hotel on Devonport

Devonport Towers

72 Devonport Road

Tauranga

Hamilton

Thursday

29 September 2011

5.15pm

Ferrybank

1 Grantham Street

Hamilton

Wellington

Friday

30 September 2011

11.45am

Amora Hotel

170 Wakefield Street

Wellington

Hawke’s Bay

Friday

30 September 2011

5.15pm

Hawke’s Bay Opera House

101 Hastings Street South

Hastings